WEST POINTE BANCORP, INC.



ANNUAL REPORT 2003

WEST POINTE BANCORP, INC.

Table of Contents

Common Stock and Related Matters

There is no established public trading market for the common stock of West Pointe Bancorp, Inc. ("West Pointe"). Accordingly, there is no comprehensive record of trades or the prices of any such trades. The following table reflects sales prices for West Pointe's common stock to the extent such information is available to management of West Pointe, and the dividends declared with respect thereto during the past three years.

	High	Low	Cash Dividends
2003			
First Quarter	$36.75	$35.75	$.12
Second Quarter	37.75	36.75	.14
Third Quarter	38.75	37.75	.14
Fourth Quarter	39.75	38.75	.14
2002			
First Quarter	$32.25	$27.05	$.10
Second Quarter	33.50	32.25	.10
Third Quarter	34.75	33.50	.12
Fourth Quarter	35.75	34.75	.12
2001			
First Quarter	$27.50	$27.50	$.09
Second Quarter	27.50	27.50	.09
Third Quarter	30.25	27.50	.09
Fourth Quarter	31.00	30.25	.09

The stockholders of West Pointe's common stock are entitled to dividends when, as and if declared by the Board of Directors, subject to the restrictions imposed by law. The Federal Reserve Board ("FRB") generally prohibits a bank holding company from declaring or paying a cash dividend that would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The FRB's policy is that a bank holding company should not initiate or continue cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. A bank holding company is expected to act as a source of financial strength for each of its subsidiary banks and to commit resources to support its banks in circumstances when it might not do so in the absence of such policy. There are no contractual restrictions that currently limit West Pointe's ability to pay dividends or that West Pointe reasonably believes are likely to limit materially the future payment of dividends on West Pointe's common stock.

As of March 1, 2004, West Pointe had 592 registered stockholders of record for its common stock.

EXECUTIVE OFFICERS



Seated, Left to Right:
Terry W. Schaefer, President and Chief Executive Officer
Harry E. Cruncleton, Chairman of the Board

Standing:
Bruce A. Bone, Executive Vice President and Chief Financial Officer

Message To Our Shareholders

To Our Shareholders,

We are pleased to present the detailed financial results for 2003, reflecting continued strong performance of our core operations and fee income producing sources. While our earnings performance of 2003 was not equal to our record earnings of 2002, we are, nonetheless, pleased with our accomplishments and remain optimistic that an improving economy will benefit our future growth and income potential.

In 2003, we devoted significant time and resources to examining our core values and strategies needed to sustain our success and growth. Following your review of the Annual Report, we believe you will agree that financially, 2003 was a most successful year for West Pointe.

The year 2003 was an extremely challenging year for the banking industry, inclusive of West Pointe. The historically low interest rate environment, evident throughout the entire year, resulted in a narrowing of our interest rate spread, the difference between rates earned on interest earning assets and rates paid on interest bearing liabilities. This narrowing of our interest rate spread adversely affected net interest income throughout the year. One of our primary challenges is to manage the net interest margin. Given the interest rate environment and the increased level of competition in West Pointe's market area, managing the net interest margin will remain paramount to improved performance.

The year 2003 was highlighted by various positive results, among them, the highest level of revenues ever generated from our mortgage banking function. Mortgage banking revenues generated during 2003 increased 54% compared to those generated during 2002. The increase in mortgage banking revenues was directly related to the low interest rate environment, which increased mortgage originations, primarily due to a high level of refinancing activity.

During 2004, we will continue our efforts to exceed expectations, for which we believe the key is to have a focused strategy. For West Pointe, the strategy includes continued support of our image as a premier community banking organization within Southern Illinois and the St. Louis metropolitan area. We will continue our efforts to grow the corporation by financial performance improvement.

West Pointe's consistent levels of financial performance and growth solidly positioned the company in today's highly competitive financial services industry. The strength and character of our institution provides an excellent opportunity for future growth and increased shareholder value.

Quality management will enable us to fulfill our mission to provide excellent, responsive financial services to the markets we serve, and build upon our positive image of responsiveness and commitment to employees, customers, shareholders and community. West Pointe is fortunate to have management and staff with tremendous strength and depth at all levels. Our blend of management, with years of dedication to West Pointe, continues to apply the principles and attributes necessary to improve performance and increase shareholder value. While we are very proud of our current management team and the depth of experience, integrity and skills that they possess, we welcome Mr. Robert Lakin, who joined us in the capacity of Executive Vice President and Senior Lending Officer. We are certain that Bob's depth of experience and management will contribute greatly to our future success and will compliment our existing strong team of officers and managers.

We would be remiss if we did not pay tribute to Lois Elder, who passed away on August 18, 2003. Lois was an original member of our organization dating back to 1990 and served as Assistant Vice President and Director of the Advantage Pointe Program. Lois possessed charm, warmth, character and friendliness, which was a constant inspiration to our entire organization. Lois managed and served the segment of our business devoted to those 50 years of age and greater, which represents approximately 33% of our deposit base. Lois' talents, devotion and love of life and people have left an indelible impression upon us. She was a special friend and an inspiration to the entire West Pointe family.

We are optimistic about the long-term prospects for West Pointe. We are focused on service excellence, earnings growth and increased shareholder value. We believe that banks are a reflection of the community. In that regard, we strive to be a premier service provider in the markets that we serve.

On behalf of our entire Board of Directors, we thank you for your support and encourage your attendance at the Annual Meeting scheduled for April 14, 2004.

With kindest personal regards,

Chairman of the Board

President and Chief Executive Officer

Selected Consolidated Financial Information

The following Selected Consolidated Financial Information for West Pointe Bancorp, Inc. should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements and with Management's Discussion and Analysis of Financial Condition and Results of Operations, provided herein. The Selected Consolidated Financial Information as of and for each of the five years ended December 31, 2003 is primarily derived from the audited financial statements.

	AS OF AND FOR THE YEAR ENDED DECEMBER 31,				
	2003	2002	2001	2000	1999
SUMMARY OF OPERATIONS					
Interest and fee income	**$ 20,580,488**	$ 22,055,046	$ 24,030,281	$ 23,545,625	$ 19,219,917
Interest expense	**7,164,220**	9,168,905	13,643,178	14,815,435	10,876,712
Net interest income	**13,416,268**	12,886,141	10,387,103	8,730,190	8,343,205
Provision for loan losses	**1,213,000**	600,000	630,000	1,321,000	1,017,870
Net interest income after provision for loan losses	**12,203,268**	12,286,141	9,757,103	7,409,190	7,325,335
Noninterest income	**4,945,426**	4,166,842	3,681,537	2,382,176	2,057,513
Noninterest expense	**12,589,157**	11,239,150	9,822,244	8,362,719	6,939,073
Net income	**3,475,937**	3,773,433	2,709,296	1,530,447	2,089,675
PER SHARE DATA					
Net income:					
Basic	**$ 3.54**	$ 3.87	$ 2.76	$ 1.56	$ 2.25
Diluted	**3.42**	3.79	2.73	1.55	2.23
Dividends declared	**.54**	.44	.36	.34	.33
Book value(1)	**$ 31.01**	$ 29.18	$ 23.78	$ 20.75	$ 17.22
Weighted average shares outstanding:					
Basic	**983,281**	974,424	980,513	979,880	929,223
Diluted	**1,017,693**	994,402	992,183	987,282	935,221
SELECTED ACTUAL YEAR-END BALANCES					
Total assets	**$425,150,441**	$411,818,589	$366,713,993	$341,055,543	$311,754,405
Loans	**217,093,718**	221,581,298	200,403,739	189,424,671	174,192,437
Allowance for loan losses	**2,697,139**	2,409,446	2,224,352	1,769,693	1,687,021
Securities	**179,220,703**	146,751,455	128,728,724	118,868,615	108,625,911
Deposits	**360,920,884**	350,989,837	322,100,723	301,779,121	279,142,315
Borrowings	**29,822,967**	28,229,378	18,724,629	16,495,816	13,775,700
Stockholders' equity	**30,731,413**	28,539,703	23,387,722	20,460,278	16,980,222
SELECTED AVERAGE BALANCES					
Assets	**$419,792,504**	$386,756,592	$355,436,082	$327,686,423	$278,358,989
Deposits	**358,825,143**	332,575,791	312,201,804	290,657,993	247,584,963
Stockholders' equity	**29,447,616**	25,944,619	22,460,275	18,022,919	16,504,164
FINANCIAL RATIOS					
Return on average assets	**.83%**	.98%	.76%	.47%	.75%
Return on average equity	**11.80**	14.54	12.06	8.49	12.66
Average equity to average assets	**7.01**	6.71	6.32	5.50	5.93
Dividend payout ratio(2)	**15.25**	11.37	13.04	21.79	14.67

(1) Book value is determined by dividing total stockholders' equity at period-end by the number of shares of common stock outstanding at period-end.

(2) Dividend payout ratio is determined by dividing dividends declared per common share by basic net income per common share.

Management's Discussion and Analysis of Financial Condition and Results of Operations

INTRODUCTION

The primary business of West Pointe Bancorp, Inc. and its sole subsidiary ("West Pointe" or the "Company") consists of providing a diversified range of financial services in the communities in which it operates including consumer and commercial lending, retail banking and other ancillary financial services traditionally offered by full-service financial institutions. Additional services offered include mortgage origination and servicing, investment management and trust services, the issuance of debit cards, full-service brokerage and the sale of annuities. West Pointe operates from five banking locations and twenty-seven automated teller machines located in St. Clair, Madison and Monroe counties in Illinois.

The following provides a narrative discussion and analysis of the major trends affecting West Pointe's results of operations, financial condition, asset quality, and capital resources and asset/liability management during the three-year period ended December 31, 2003. Throughout this discussion, certain prior year amounts have been reclassified to conform to the current year presentation. This discussion should be read in conjunction with the Consolidated Financial Statements of West Pointe and the accompanying Notes to Consolidated Financial Statements, which are included elsewhere in this report.

FORWARD-LOOKING STATEMENTS

Management's discussion and analysis of financial condition and results of operations contains certain forward-looking statements with respect to the financial condition, results of operations and business of West Pointe. These forward-looking statements are not based on historical information, but rather are based on assumptions and describe future plans, strategies, projections and expectations of West Pointe and are generally identified by use of the terms "believe", "expect", "intend", "anticipate", "estimate", "project", or similar words. West Pointe's ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could have a material adverse effect on West Pointe's operations include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in West Pointe's market areas and accounting principles and guidelines. Additionally, the policies of the Federal Deposit Insurance Corporation (FDIC), the State of Illinois Office of Banks and Real Estate, the Financial Accounting Standards Board (FASB), the Public Company Accounting Oversight Board (PCAOB) and the Securities and Exchange Commission could cause actual results to differ from those currently anticipated. All of these uncertainties, as well as others, are present in a banking operation and stockholders are cautioned that management's view of the future on which it prices its products, evaluates collateral, sets loan reserves and estimates costs of operation and regulation may prove to be other than as anticipated. West Pointe assumes no obligation to update any forward-looking statements that are made from time to time.

FINANCIAL OVERVIEW

Net income for the year ended December 31, 2003, was $3,475,937 compared with $3,773,433 for the year ended December 31, 2002, and $2,709,296 for the year ended December 31, 2001, representing a 7.9% decrease in net income for 2003 as compared to 2002 and a 39.3% increase for

2002 compared to 2001. Return on average assets was .83% for the year ended December 31, 2003, .98% for the year ended December 31, 2002 and .76% for the year ended December 31, 2001.

Return on average equity was 11.80% for the year ended December 31, 2003, 14.54% for the year ended December 31, 2002 and 12.06% for the year ended December 31, 2001. Basic net income per share for the year ended December 31, 2003 decreased to $3.54 per share from $3.87 for the year ended December 31, 2002. Basic net income per share totaled $2.76 for the year ended December 31, 2001. Diluted net income per share for the year ended December 31, 2003 decreased to $3.42 per share from $3.79 for the year ended December 31, 2002. Diluted net income per share totaled $2.73 for the year ended December 31, 2001.

The decrease in net income for the year ended December 31, 2003 compared to the year ended December 31, 2002 was primarily the result of increases in the provision for loan losses and noninterest expense. These items were partially offset by increases in net interest income, noninterest income and a reduction of income tax expense. During 2003, management of West Pointe continued its resolve to increase the Company's sources of noninterest income. Among others, West Pointe achieved that objective. The increase in net income for the year ended December 31, 2002 compared to the year ended December 31, 2001 was primarily the result of increases in net interest income and noninterest income, coupled with a modest reduction in the provision for loan losses. These items were partially offset by increases in noninterest expense and income tax expense.

At December 31, 2003, West Pointe reported total assets of $425,150,441, an increase of 3.2% from $411,818,589 at December 31, 2002. This increase resulted primarily from growth in securities, partially offset by a decrease in loans. The increase in total assets was funded primarily by an increase in deposits.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is comprised of interest income and loan-related fees less interest expense. Net interest income is affected by a number of factors including the level, pricing, mix and maturity of earning assets and interest bearing liabilities; interest rate fluctuations; and asset quality. Net interest income as presented below is on a "tax-equivalent" basis, which adjusts tax-exempt income to an amount that would yield the same after-tax income had the income been subject to taxation at the federal statutory rate, currently 34% for West Pointe.

Net interest income for the year ended December 31, 2003, was $14,144,228 compared to $13,613,814 for the year ended December 31, 2002, an increase of 3.9%. Net interest income for the year ended December 31, 2001, was $10,855,105. In 2001, the Federal Reserve Bank began reducing the federal funds rate and continued those reductions throughout the year, ending the year with a federal funds rate of 1.75%. This trend in federal fund rate reductions, designed to stimulate the economy, continued in 2002 and 2003, ending those years with federal funds rates of 1.25% and 1.00%, respectively. The continuing decline in the interest rate environment in 2002 and 2003 had varying affects on net interest income for those years. During the year ended December 31, 2003, compared to the year ended December 31, 2002, net interest income decreased $783,284 as a result of the interest rate environment. This decrease occurred as the interest rates earned on interest earning assets declined at a faster pace than the interest rates paid on interest bearing liabilities. During the year ended December 31, 2002, compared to the year-end December 31, 2001, the reverse was evident as the interest rates paid on interest bearing liabilities declined at a faster pace than the interest rates earned on interest earning assets. This trend resulted in an increase in net interest income, due to rate, of $1,599,641 for those years compared.

During the year ended December 31, 2003, the average balance of interest earning assets increased $29,529,450 compared to the year ended December 31, 2002, resulting in an increase in tax-equivalent interest income of $1,630,671. These increases were principally attributable to increases in the volume of loans and securities. Changes in yields on interest earning assets decreased tax-equivalent interest income by $3,104,942. The yield on the loan portfolio decreased 75 basis points for the year ended December 31, 2003, compared to the year ended December 31, 2002. This decrease was primarily due to a 50 basis point reduction in the prime lending rate during the fourth quarter of 2002 and another 25 basis point reduction in the second quarter of 2003. While certain loans in the commercial and real estate loan portfolios reprice upward or downward as the prime rate changes, the timing of this repricing does not always occur simultaneously with the prime rate change. Loans that reprice with changes in the prime rate generally reprice to the same extent. The yield on taxable securities decreased 123 basis points during the year ended December 31, 2003, compared to the year ended December 31, 2002. The decline in yield on taxable securities brought about increased prepayments on securities. The proceeds from these prepayments, along with proceeds from taxable securities called for redemption, sold or matured were reinvested at substantially lower interest rates. Although the overall interest rate environment continued to decline throughout 2003, West Pointe management continued to analyze potential interest rate risk in the investment portfolio that could occur in a rising rate environment. This potential interest rate risk could result in a net unrealized loss in the portfolio that exceeds West Pointe's acceptable level. In an effort to limit this potential interest rate risk exposure, management elected to continue purchasing securities with shorter average lives. The yield on tax-exempt securities decreased a modest 13 basis points during the year ended December 31, 2003, compared to the year ended December 31, 2002. West Pointe management was able to reinvest proceeds from maturities without substantially reducing yields.

The increase in the average balance of interest earning assets of $29,626,884 during the year ended December 31, 2002, compared to the year ended December 31, 2001, resulted in an increase in tax-equivalent interest income of $1,939,423. These increases were principally attributable to increases in the volume of loans, securities and interest bearing due from bank balances. Changes in yields on interest earning assets decreased tax-equivalent interest income by $3,654,987. The yield on the loan portfolio decreased 94 basis points for the year ended December 31, 2002, compared to the year ended December 31, 2001, due to decreases in the prime lending rate. The yield on taxable securities decreased 163 basis points while the yield on tax-exempt securities increased 45 basis points during the year ended December 31, 2002, compared to the year ended December 31, 2001. Similar to that experienced during the year ended December 31, 2003, compared to the year ended December 31, 2002, the decline in yield on taxable securities for the year ended December 31, 2002, compared to the year ended December 31, 2001, brought about increased prepayments on securities. The proceeds from these prepayments, along with proceeds from taxable securities called for redemption, sold or matured were reinvested at substantially lower interest rates. The purchase of higher yielding tax-exempt securities throughout the year contributed to the increased yield on the tax-exempt securities portfolio.

The average balance of interest bearing liabilities increased $24,874,672 from the year ended December 31, 2002 to the year ended December 31, 2003. This increase included an increase of $22,688,656 in average interest bearing deposits. The majority of this increase was attributable to increases in the average balance of savings and money market deposits, as well as interest bearing demand deposits. The increases in these categories of deposits was primarily due to continuing skepticism surrounding the performance of the stock market that has resulted in customers desiring to retain funds in more liquid accounts. Average time deposits decreased $1,362,341 from the year ended December 31, 2002 to the year ended December 31, 2003. The decrease in average time deposits occurred as customers favored more liquid accounts. Additional deposit information is discussed further under "*Deposits*." The increase in the average balance of interest bearing liabilities from the year ended December 31, 2002 to the year ended December 31, 2003 also includes an increase of $2,024,098 in average short-term borrowings. The increase in average short-term borrowings is discussed under "*Borrowings*." The increase in the average balance of interest bearing liabilities for the year ended December 31, 2003, compared to the year ended

December 31, 2002, resulted in an increase in interest expense of $316,973. The average rate paid on total interest bearing liabilities decreased 78 basis points for the year ended December 31, 2003, compared to the year ended December 31, 2002. This decrease resulted in a decrease in interest expense of $2,321,658.

The average balance of interest bearing liabilities increased $24,579,245 from the year ended December 31, 2001 to the year ended December 31, 2002. This increase included an increase of $17,384,794 in average interest bearing deposits. The majority of this increase was attributable to increases in the average balance of savings and money market deposits, as well as time deposits. The increase in the average balance of savings and money market deposits was primarily due to the lackluster performance of the stock market that resulted in customers retaining funds in more liquid accounts. The increase in the average balance of time deposits resulted primarily from normal growth. The increase in the average balance of interest bearing liabilities from the year ended December 31, 2001 to the year ended December 31, 2002 also includes an increase of $7,194,451 in average short-term borrowings. The increase in average short-term borrowings is discussed under "*Borrowings*." The increase in the average balance of interest bearing liabilities for the year ended December 31, 2002, compared to the year ended December 31, 2001, resulted in an increase in interest expense of $780,355. The average rate paid on total interest bearing liabilities decreased 172 basis points for the year ended December 31, 2002, compared to the year ended December 31, 2001. This decrease resulted in a decrease in interest expense of $5,254,628.

During 2003, West Pointe's net interest margin was 3.65% compared with 3.80% and 3.30% in 2002 and 2001, respectively. Interest rate trends had a significant impact on West Pointe's yields and costs during the period from 2001 through 2003. The compression in the net interest margin during 2003, compared to 2002, occurred as the yields on interest earning assets decreased at a faster pace than the cost of interest bearing liabilities. This trend was reversed during 2002, compared to 2001, when the cost of interest bearing liabilities decreased at a faster pace than the yields on interest earning assets, resulting in a widening of the net interest margin. In addition to the extremely low interest rate environment, competitive pricing for both loans and deposits continues to directly impact the net interest margin.

The following table sets forth West Pointe's average balance sheets for the last three years, the interest income and expense associated with such categories of interest earning assets and interest bearing liabilities, and the average yields and rates on such categories.

DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY AND INTEREST RATE INFORMATION

	2003			2002			2001		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
ASSETS									
Interest earning assets:									
Interest bearing due from banks	$ 9,864,786	$ 96,984	.98%	$ 14,362,079	$ 220,210	1.53%	$ 11,753,330	$ 422,254	3.59%
Loans(1)(2)	218,459,617	14,775,809	6.76	207,880,142	15,611,212	7.51	197,897,220	16,723,682	8.45
Taxable securities(3)	125,078,434	4,303,341	3.44	99,972,235	4,670,546	4.67	88,587,493	5,579,371	6.30
Non-taxable securities(3)(4)	34,359,530	2,132,314	6.21	35,978,461	2,280,152	6.34	29,186,073	1,717,881	5.89
Federal funds sold	—	—	—	40,000	599	1.50	1,181,917	55,095	4.66
Total interest earning assets	387,762,367	21,308,448	5.50	358,232,917	22,782,719	6.36	328,606,033	24,498,283	7.46
Noninterest earning assets:									
Cash and due from banks	9,557,400			8,507,465			8,437,289		
Bank premises and equipment	12,030,971			11,788,992			11,989,177		
Other assets	13,156,962			10,615,967			8,418,841		
Allowance for loan losses	(2,715,196)			(2,388,749)			(2,015,258)		
Total Assets	$419,792,504			$386,756,592			$355,436,082		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest bearing liabilities:									
Interest bearing demand deposits	$ 33,318,879	$ 156,706	.47%	$ 28,475,416	$ 221,249	.78%	$ 33,540,792	$ 818,209	2.44%
Savings and money market deposits	116,993,523	1,260,031	1.08	97,785,989	1,674,603	1.71	78,825,862	2,313,011	2.93
Time deposits	171,308,444	5,095,907	2.97	172,670,785	6,563,337	3.80	169,180,742	9,680,977	5.72
Other short-term borrowings	22,324,845	364,094	1.63	20,300,747	424,306	2.09	13,106,296	545,559	4.16
Federal Home Loan Bank advances	5,161,918	287,482	5.57	5,000,000	285,410	5.71	5,000,000	285,422	5.71
Total interest bearing liabilities	349,107,609	7,164,220	2.05	324,232,937	9,168,905	2.83	299,653,692	13,643,178	4.55
Noninterest bearing liabilities:									
Demand deposits	37,204,297			33,643,601			30,654,408		
Other liabilities	4,032,982			2,935,435			2,667,707		
Total Liabilities	390,344,888			360,811,973			332,975,807		
Stockholders' equity	29,447,616			25,944,619			22,460,275		
Total Liabilities and Stockholders' Equity	$419,792,504			$386,756,592			$355,436,082		
Net interest income		$14,144,228			$13,613,814			$10,855,105	
Interest rate spread			3.45%			3.53%			2.91%
Net interest margin			3.65%			3.80%			3.30%

(1) *For purposes of these computations, nonaccrual loans are included in the daily average loan amounts outstanding; interest on nonaccrual loans is recorded when received.*

(2) *Information presented on a tax-equivalent basis assuming a tax rate of 34% and reduced by disallowed interest expense pursuant to Internal Revenue Code* Section 291. The disallowed interest expense amounted to $11,787, $13,441 and $11,480 for 2003, 2002 and 2001, respectively. The tax-equivalent adjustment amounted to $79,843, $64,179 and $30,694 for 2003, 2002 and 2001, respectively.

(3) Yields are calculated on historical cost and exclude the impact of the unrealized gain (loss) on available for sale securities.

(4) *Information presented on a tax-equivalent basis assuming a tax rate of 34% and reduced by disallowed interest expense pursuant to Internal Revenue Code* Section 291. The disallowed interest expense amounted to $116,467, $169,327 and $222,380 for 2003, 2002 and 2001, respectively. The tax-equivalent adjustment amounted to $648,117, $663,494 and $437,307 for 2003, 2002 and 2001, respectively.

The following table sets forth the volume and rate variances that affected net interest income.

	2003 Compared With 2002 Increase (Decrease) Due to (1)			2002 Compared With 2001 Increase (Decrease) Due to (1)		
	Volume	**Rate**	**Net**	Volume	Rate	Net
Interest earned on:						
Interest bearing due from banks	**$ (57,426)**	**$ (65,800)**	**$ (123,226)**	$ 78,727	$ (280,771)	$ (202,044)
Loans (2)	**767,752**	**(1,603,155)**	**(835,403)**	814,338	(1,926,808)	(1,112,470)
Taxable securities	**1,022,086**	**(1,389,291)**	**(367,205)**	655,501	(1,564,326)	(908,825)
Non-taxable securities (3)	**(101,142)**	**(46,696)**	**(147,838)**	422,866	139,405	562,271
Federal funds sold	**(599)**	**—**	**(599)**	(32,009)	(22,487)	(54,496)
Total interest earning assets	**1,630,671**	**(3,104,942)**	**(1,474,271)**	1,939,423	(3,654,987)	(1,715,564)
Interest paid on:						
Interest bearing demand deposits	**33,160**	**(97,703)**	**(64,543)**	(108,291)	(488,669)	(596,960)
Savings and money market deposits	**286,684**	**(701,256)**	**(414,572)**	471,531	(1,109,939)	(638,408)
Time deposits	**(51,389)**	**(1,416,041)**	**(1,467,430)**	195,828	(3,313,468)	(3,117,640)
Short-term borrowings	**39,404**	**(99,616)**	**(60,212)**	221,287	(342,540)	(121,253)
Federal Home Loan Bank advances	**9,114**	**(7,042)**	**2,072**	—	(12)	(12)
Total interest bearing liabilities	**316,973**	**(2,321,658)**	**(2,004,685)**	780,355	(5,254,628)	(4,474,273)
Net interest income	**$1,313,698**	**$ (783,284)**	**$ 530,414**	$1,159,068	$ 1,599,641	$ 2,758,709

(1) The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the change in each.

(2) Presented on a tax-equivalent basis assuming a tax rate of 34%. The tax-equivalent adjustment relating to the change in interest income was an increase of $15,664 for 2003 compared with 2002 and an increase of $33,485 for 2002 compared with 2001.

(3) Presented on a tax-equivalent basis assuming a tax rate of 34%. The tax-equivalent adjustment relating to the change in interest income was a decrease of $15,377 for 2003 compared with 2002 and an increase of $226,187 for 2002 compared with 2001.

Provision for Loan Losses

The provision for loan losses reflects management's judgment of the cost associated with credit risks in the loan portfolio. Factors, which influence management's determination of the provision for loan losses, include, among other things, a review of individual loans, size and quality of the loan portfolio, current and projected economic conditions, regulatory guidelines, and historical loan loss experience. The provision for loan losses charged to expense in the year ended December 31, 2003 increased to $1,213,000, compared with $600,000 and $630,000 in the years ended December 31, 2002 and 2001, respectively. The increase in the provision for loan losses in the year ended December 31, 2003, compared to the year ended December 31, 2002, was primarily attributable to an increase in charge offs and nonperforming loans. Overall growth in the loan portfolio impacted the level of the provision for loan losses recorded during the years ended December 31, 2002 and 2001. Activity in the allowance for loan losses and nonperforming loan data are discussed under "ASSET QUALITY."

Noninterest Income

Excluding net securities gains, noninterest income for the year ended December 31, 2003 was $4,316,108, compared with $3,826,530 and $3,291,068 in the years ended December 31, 2002 and 2001, respectively. Total noninterest income as a percentage of average assets was 1.18%, 1.08% and 1.04% for the years ended December 31, 2003, 2002 and 2001, respectively.

The following table sets forth information pertaining to the major components of noninterest income.

	Year Ended December 31,		
	2003	2002	2001
Service charges on deposits	**$1,331,403**	$1,402,894	$1,289,456
Mortgage banking	**865,375**	560,440	307,912
Trust fees	**694,157**	602,528	552,241
Brokerage and insurance service	**331,532**	241,364	220,262
Credit card income	**378,317**	377,031	330,605
Increase in cash surrender value of life insurance	**488,087**	367,202	304,882
Gain on sale of securities, net	**629,318**	340,312	390,469
Other	**227,237**	275,071	285,710
Total noninterest income	**$4,945,426**	$4,166,842	$3,681,537

Service charges on deposits are fees received for services related to retail and commercial deposit products. These fees apply to both interest bearing and noninterest bearing accounts and also include charges for insufficient funds and overdrafts. These fees are the largest component of noninterest income. Service charges on deposits totaled $1,331,403 for the year ended December 31, 2003 compared to $1,402,894 and $1,289,456 for the years ended December 31, 2002 and December 31, 2001, respectively. The modest decrease for the year ended December 31, 2003, compared to the year ended December 31, 2002, was primarily attributable to a decrease in charges for insufficient funds and overdrafts. In 2001, West Pointe management, with assistance from a third party vendor, completed an analysis of the Company's deposit account service charge schedule. As a result of that analysis, various deposit account service charges were increased during the second quarter of that year. The results of these increases, along with the growth in the volume of deposit accounts on which service charges were assessed, contributed to the increase in service charges on deposit accounts for the year ended December 31, 2002, compared to the year ended December 31, 2001.

Mortgage banking income totaled $865,375 for the year ended December 31, 2003, compared to $560,440 and $307,912 for the years ended December 31, 2002 and December 31, 2001, respectively. The level of mortgage banking income increased 54.4% for the year ended December 31, 2003, compared to the year ended December 31, 2002, and increased 82.0% for the year ended December 31, 2002, compared to the year ended December 31, 2001. Mortgage banking income is primarily comprised of mortgage servicing income and gains or losses on the sale of mortgage loans. The mortgage loan sales volume depends heavily on the prevailing interest rates and the strength of the local real estate market. The higher level of mortgage banking income recorded during the years ended December 31, 2003 and 2002 was indicative of the lower interest rate environment that characterized those two years. The lower level of mortgage banking income for the year ended December 31, 2001 was reflective of the higher interest rate environment that existed during that year. A decreasing interest rate environment, as experienced in 2003 and 2002, tends to increase mortgage loan production and mortgage refinancing activity. Conversely, an increasing interest rate environment tends to slow these activities. The majority of mortgage loans originated by West Pointe are sold into the secondary market with servicing rights retained in certain cases. Due to the high level of refinancing activities experienced during 2003 and 2002, West Pointe management anticipates that mortgage banking activities will slow, during 2004, as refinancing activities moderate.

Income from trust fees totaled $694,157 for the year ended December 31, 2003 compared to $602,528 and $552,241 for the years ended December 31, 2002 and December 31, 2001, respectively. Income from trust fees is derived primarily from management of estates, personal trusts and investment management agencies. The increases in income from trust fees for the years ended December 31, 2003 and December 31, 2002 were partially due to one-time fees charged in connection with the administration of certain estates and new business development. Additional revenues, in the form of farm management fees, were generated in 2003 and 2002. One of the staff members employed by West Pointe during the fourth quarter of 2001 has substantial farm management expertise. The increases in income from trust fees for the years ended December 31, 2003 and December 31, 2002, generated by the aforementioned activities, were partially offset by reductions in income from certain trust fees that are based upon the market value of trust assets. The negative trend in the stock market experienced during 2001, 2002 and the early part of 2003, resulted in the market values of certain trust assets being reduced.

Income from brokerage and insurance services totaled $331,532 for the year ended December 31, 2003 compared to $241,364 and $220,262 for the years ended December 31, 2002 and December 31, 2001, respectively. Early in 2001, through an arrangement with Raymond James Financial Services, Inc., member NASD and SIPC, West Pointe expanded its product line to include additional investment opportunities and employed two experienced staff members to administer the brokerage and insurance function. Products available through the brokerage and insurance service function include stocks, bonds, mutual funds, annuities and other non-deposit investment products. The increase in income from brokerage and insurance services for the year ended December 31, 2003, compared to the year ended December 31, 2002, primarily resulted from new business development and the improved performance of the stock market, which resulted in increased stock sales activities. In addition, fixed rate annuity sales increased as certain customers favored them over other lower yielding investments. While brokerage and insurance services were introduced in January 2001, income from this function was not significant until the second quarter of that year. As a result, income from brokerage and investment services increased a modest $21,102 for the year ended December 31, 2002 compared to the year ended December 31, 2001. The limited growth in income from brokerage and insurance services for the year ended December 31, 2002 was partially related to uncertainty surrounding the performance of the stock market during that time.

Credit card income totaled $378,317 for the year ended December 31, 2003 compared to $377,031 and $330,605 for the years ended December 31, 2002 and December 31, 2001, respectively. Credit card income primarily consists of merchant processing fees for credit card transactions and interchange fees received on transactions of West Pointe's cardholders. Credit card income remained stable for the year ended December 31, 2003, compared to the year ended December 31, 2002. The increase in credit card income for the year ended December 31, 2002, compared to the year ended December 31, 2001, was partially attributable to additional merchant related revenues as well as revenues associated with West Pointe's "debit" card product.

During the year ended December 31, 2003, West Pointe recorded an increase in cash surrender value of life insurance of $488,087 compared to $367,202 and $304,882 for the years ended December 31, 2002 and December 31, 2001, respectively. These cash surrender value increases relate to various bank owned life insurance (BOLI) policies. Certain of the insurance policies were purchased in connection with West Pointe's director fee deferral program and West Pointe's salary continuation plans which were established in 2000 for the Company's President and Chief Executive Officer and January 2003 for other Company officers. These BOLI policies provide certain benefits to the Company including, but not limited to, exclusion from income taxes of the increase in their cash surrender values.

Net securities gains totaled $629,318 for the year ended December 31, 2003 compared to $340,312 and $390,469 for the years ended December 31, 2002 and December 31, 2001, respectively. Net securities gains for each of the three years ended December 31, 2003 primarily resulted from management's decision to reconfigure certain segments of the investment portfolio to limit potential interest rate risk as described under *"Net Interest Income."* Considering the rapidly declining interest rate environment evident during the past couple of years, the majority of the securities sold were likely to be called by the issuers in the near future. West Pointe management believes that the investment portfolio is presently structured to reduce interest rate risk that could occur in a rising rate environment.

Other noninterest income includes such items as interchange fees on automated teller machine (ATM) transactions, safe deposit rental fees, check printing fees, wire transfer fees and other miscellaneous fees. Collectively, the components of other noninterest income generated revenues of $227,237 for the year ended December 31, 2003 compared to $275,071 and $285,710 for the years ended December 31, 2002 and December 31, 2001, respectively. The decreases, for the years compared, resulted from modest declines in a number of categories of other noninterest income.

Noninterest Expense

Noninterest expense increased $1,350,007, or 12.0%, to $12,589,157 for the year ended December 31, 2003 compared with $11,239,150 and $9,822,244 for the years ended December 31, 2002 and 2001, respectively. The increases for the year ended December 31, 2003 compared to the year ended December 31, 2002 and for the year ended December 31, 2002 compared to the year ended December 31, 2001 were primarily attributable to increases in employee compensation and other benefits, coupled with increases in furniture and equipment expenses, legal and professional fees and other noninterest expenses, which include such items as FDIC insurance premiums, contributions, telephone expenses, postage costs, and certain credit card program expenses. Noninterest expense as a percentage of average assets was 3.0%, 2.91% and 2.76% for the years ended December 31, 2003, 2002 and 2001, respectively.

The following table sets forth information pertaining to the major components of noninterest expense.

	Year Ended December 31,		
	2003	2002	2001
Employee compensation and other benefits	**$ 6,530,843**	$ 5,669,694	$5,030,777
Occupancy, net	**730,497**	764,036	741,577
Furniture and equipment	**679,766**	602,179	555,886
Legal and professional fees	**1,071,471**	732,493	489,209
Data processing	**459,832**	453,237	402,102
Advertising	**399,278**	379,345	325,355
Other	**2,717,470**	2,638,166	2,277,338
Total noninterest expense	**$12,589,157**	$11,239,150	$9,822,244

Employee compensation and other benefits is the largest component of noninterest expense representing approximately 52% of total noninterest expense for the year ended December 31, 2003. Expenses associated with employee compensation and other benefits totaled $6,530,843 for the year ended December 31, 2003 compared to $5,669,694 and $5,030,777 for the years ended December 31, 2002 and December 31, 2001, respectively. The increases in employee compensation and other benefits for the year ended December 31, 2003 compared to the year ended December 31, 2002 and for the year ended December 31, 2002 compared to the year ended December 31, 2001 primarily reflected the cost of normal merit increases, staff additions associated with growth in overall bank operations, increased medical insurance benefit costs, and increased costs associated with the salary continuation plans established for various company officers. West Pointe had 131 full-time equivalent employees at December 31, 2003, compared to 129 and 120, respectively, at December 31, 2002 and 2001.

Net occupancy expenses totaled $730,497 for the year ended December 31, 2003 and remained stable when compared to $764,036 and $741,577 for the years ended December 31, 2002 and December 31, 2001, respectively. The modest decrease in occupancy expenses for the year ended December 31, 2003, compared to the year ended December 31, 2002, primarily resulted from a reduction in real estate taxes associated with the Company's banking locations.

Furniture and equipment expenses totaled $679,766 for the year ended December 31, 2003 compared to $602,179 and $555,886 for the years ended December 31, 2002 and December 31, 2001, respectively. The increases in furniture and equipment expenses for the years compared were primarily attributable to depreciation expenses associated with the Company's technology hardware upgrades and increased furniture and equipment maintenance costs.

Legal and professional fees include costs relating to audit and accounting fees, investment consulting services, legal fees for compliance with Securities and Exchange Commission regulations, legal fees for the collection of delinquent loans, and legal fees relating to defense of various lawsuits of which the Company is a party to in the ordinary course of business. Legal and professional fees totaled $1,071,471 for the year ended December 31, 2003, compared to $732,493, and $489,209 for the years ending December 31, 2002 and December 31, 2001, respectively. The increases for 2003 and 2002 resulted primarily from increased legal fees incurred to defend various lawsuits of which the Company is a party to in the ordinary course of business.

Data processing expenses totaled $459,832 for the year ended December 31, 2003 compared to $453,237 and $402,102 for the years ended December 31, 2002 and December 31, 2001, respectively. West Pointe currently employs the services of an outside provider for its data processing needs. The increases for the periods compared resulted from normal growth in operations.

Advertising expenses totaled $399,278 for the year ended December 31, 2003 compared to $379,345 and $325,355 for the years ended December 31, 2002 and December 31, 2001, respectively. The increases resulted from expanded advertising activities in areas served by West Pointe's banking centers.

Other noninterest expense includes such items as FDIC insurance premiums, contributions, telephone expenses, postage costs and certain credit card program expenses. Other noninterest expense totaled $2,717,470 for the year ended December 31, 2003 compared to $2,638,166 and $2,277,338 for the years ended December 31, 2002 and December 31, 2001, respectively. The increases, for the periods compared, related to various categories, none of which were individually significant.

West Pointe recorded income tax expense of $1,083,600 for the year ended December 31, 2003 compared to $1,440,400 and $907,100 for the years ended December 31, 2002 and December 31, 2001, respectively. The provision for income taxes consists of both federal and state income taxes. The decrease in income tax expense for the year ended December 31, 2003, compared to the year ended December 31, 2002, was primarily attributable to a reduced level of income before income taxes. The increase in income tax expense for the year ended December 31, 2002, compared to the year ended December 31, 2001, was primarily attributable to an increased level of income before income taxes. The effective income tax rates were 23.8%, 27.6% and 25.1% for the years ended December 31, 2003, 2002 and 2001, respectively.

FINANCIAL CONDITION

General

Total assets at December 31, 2003 increased $13,331,852 to $425,150,441 compared with $411,818,589 at December 31, 2002. This increase primarily resulted from the increase in the volume of securities.

Loans

Loans are the largest classification within earning assets of West Pointe and represented 56.3%, 58.0% and 60.2% of average interest earning assets during the years ended December 31,

2003, 2002 and 2001, respectively. Loans decreased 2.0% to $217,093,718 at year-end 2003 from $221,581,298 at year-end 2002. Average loans were $218,459,617 in 2003 and increased $10,579,475, or 5.1% from $207,880,142 in 2002. The growth in average loans during 2003 was primarily attributable to continuing aggressive sales efforts in an extremely competitive market environment. Substantially all of West Pointe's loans were originated in its primary market territory.

The following table presents the composition of the loan portfolio by type of borrower and major loan category and the percentage of each to the total loan portfolio for the periods presented.

	December 31,									
	2003		2002		2001		2000		1999	
	Amount	***Percent***	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
COMMERCIAL BORROWERS										
Commercial, financial and agricultural	**$ 55,147,337**	**25.4%**	$ 59,685,132	26.9%	$ 48,560,141	24.2%	$ 45,889,923	24.2%	$ 44,469,418	25.5%
Commercial real estate	**79,620,879**	**36.7**	85,147,362	38.5	75,352,452	37.6	70,523,998	37.2	61,284,167	35.2
Real estate construction	**19,489,319**	**9.0**	11,552,620	5.2	9,816,970	4.9	9,953,117	5.3	11,074,257	6.4
Total commercial	**154,257,535**	**71.1**	156,385,114	70.6	133,729,563	66.7	126,367,038	66.7	116,827,842	67.1
CONSUMER BORROWERS										
1-4 family residential real estate	**52,398,037**	**24.1**	53,429,407	24.1	54,974,345	27.5	51,591,072	27.2	47,136,881	27.0
Other consumer loans	**10,438,146**	**4.8**	11,766,777	5.3	11,699,831	5.8	11,466,561	6.1	10,227,714	5.9
Total consumer	**62,836,183**	**28.9**	65,196,184	29.4	66,674,176	33.3	63,057,633	33.3	57,364,595	32.9
Total loans	**$217,093,718**	**100.0%**	$221,581,298	100.0%	$200,403,739	100.0%	$189,424,671	100.0%	$174,192,437	100.0%

West Pointe's commercial, financial and agricultural loan portfolio is diversified and includes loans secured by non-real estate collateral to manufacturers, retailers, distributors, service providers and investors. Emphasis is generally placed upon middle-market and community businesses with financial stability and known local management. Underlying collateral for commercial, financial and agricultural loans includes, but is not limited to, inventory, equipment, vehicles and accounts receivable. In the case of corporations, the Bank may obtain personal guarantees from principal shareholders and/or officers.

The commercial real estate loan portfolio consists largely of mortgage loans secured by commercial properties located in the communities served by West Pointe's banking centers. A significant portion of the commercial real estate loan portfolio is comprised of traditional commercial loans with real estate taken as additional collateral. These loans are generally made to fund the acquisition of buildings and real estate for commercial, industrial, office and retail use. The maximum loan-to-value ratio applicable to improved commercial properties is 85%. Prior approval of the Bank's Loan and Discount Committee is required for new loans with loan-to-value ratios exceeding this limit.

The real estate construction loan portfolio consists of loans made to finance land development preparatory to erecting new structures or the on-site construction of 1-4 family residences, commercial properties, retail centers, medical and business offices, warehouse facilities and multi-family residential developments. The maximum loan-to-value ratio applicable to loans made for the purpose of land development activities is 75%. The maximum loan-to-value ratios applicable to commercial/multi-family and 1-4 family residential construction loans are 80% and 85%, respectively.

The 1-4 family residential real estate portfolio is predominantly comprised of loans extended for owner-occupied residential properties. These loans typically are secured by first mortgages on the properties financed and generally have a maximum loan-to-value ratio of 85%. The amortization periods for these loans generally do not exceed twenty years with interest being calculated on a fixed or floating rate basis. The 1-4 family residential real estate category also includes home equity lines of credit and closed-end second mortgage loans. Closed-end second mortgage loans generally bear a fixed rate of interest over a three to five year term with a five to fifteen year amortization, while home equity lines of credit generally have an interest rate indexed to the prime rate. Home equity loans generally have a maximum loan-to-value ratio of 85%.

The consumer loan portfolio consists of both secured and unsecured loans to individuals for household, family, and other personal expenditures such as automobile financing, home improvements, recreational and educational purposes. Consumer loans are typically structured with fixed rates of interest and full amortization of principal and interest within three to five years. The maximum loan-to-value ratio applicable to consumer loans is generally 80%. This category also includes revolving credit products such as checking overdraft protection and MasterCard and VISA credit cards. Consumer loans are either unsecured or are secured with various forms of collateral, other than real estate.

The weighted average yield on the loan portfolio in 2003 was 6.76% compared to 7.51% and 8.45% in 2002 and 2001, respectively. Overall yields on the loan portfolio trended downward during 2003 and 2002, following the general level of interest rates. West Pointe's loan portfolio yields tend to follow trends in the prime lending rate. The prime lending rate decreased eleven times during the course of the year 2001 to a level of 4.75% at December 31, 2001. The prime lending rate continued to decline in 2002 to a level of 4.25% at December 31, 2002. During 2003, the prime lending rate decreased further to 4.00%. The lower level of interest rates evident during 2003, 2002 and 2001 contributed to the decreases in the weighted average yield on the loan portfolio. While loan yields tend to follow trends in the prime lending rate, they may not follow simultaneously with such trends. At December 31, 2003, 23.6% of West Pointe's total loan portfolio had floating or adjustable interest rates.

The following table sets forth the amount of loans outstanding as of December 31, 2003, which, based on remaining maturities, are due in the periods indicated. In addition, the amounts due after one year are classified according to sensitivity to changes in interest rates.

	In One Year or Less	After One Through Five Years	After Five Years	Total
Commercial, financial and agricultural	$32,478,935	$ 22,184,427	$ 483,975	$ 55,147,337
Commercial real estate	23,549,527	54,010,663	2,060,689	79,620,879
Real estate construction	15,938,580	3,550,739	—	19,489,319
1-4 family residential real estate	9,173,687	24,779,206	18,445,144	52,398,037
Other consumer loans	4,473,986	5,478,226	485,934	10,438,146
Total loans	$85,614,715	$110,003,261	$21,475,742	$217,093,718

	Interest Sensitivity	
	Fixed Interest Rates	Floating or Adjustable Interest Rates
Due after one year	$103,430,827	$28,048,176

The Bank's asset quality management program, particularly with regard to loans, is designed to analyze potential risk elements and to support the growth of a profitable and high quality loan portfolio. The Bank employs the use of a loan rating system to monitor the loan portfolio and to determine the adequacy of the allowance for loan losses. West Pointe's lending philosophy is to invest in loans in the communities served by its banking centers so it can effectively monitor and control credit risk. The majority of the loan portfolio is comprised of retail loans and loans to small-to-midsized businesses. A periodic review of selected credits (based on loan size) is conducted to identify loans with heightened risks or inherent losses. Factors which could contribute to increased risk in the loan portfolio, include, but are not limited to, changes in interest rates, general economic conditions and reduced collateral values. The loan portfolio does not include any loans to foreign countries.

As of December 31, 2003, and effective January 30, 2004, the statutory legal lending limit amount for the Bank to loan to one customer was $8,209,868.

Securities

Securities increased $32,469,248, or 22.1% at December 31, 2003 compared to December 31, 2002. The increase in securities primarily resulted from purchases, net of sales, maturities and securities called for redemption, in the available for sale category. The securities portfolio provides a balance to interest rate and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds not needed to satisfy loan demand. The securities portfolio also supplies securities as required collateral for certain deposits and for securities sold under agreements to repurchase ("repurchase agreements"). Additional information regarding West Pointe's repurchase agreements is presented and discussed under "Borrowings."

West Pointe currently classifies all securities as available for sale. Available-for-sale securities are held with the option of their disposal in the foreseeable future to meet investment objectives or for other operational needs. Held-to-maturity securities generally provide a relatively stable source of income.

Available-for-sale securities are recorded at fair value. Net unrealized gains on available-for-sale securities totaled $1,525,430 and $3,530,630 at December 31, 2003 and 2002, respectively. Included in stockholders' equity at December 31, 2003 and 2002 were accumulated other comprehensive gains of $945,767 and $2,188,991 associated with unrealized gains and losses on available-for-sale securities, net of income taxes. All security purchases in 2003, 2002 and 2001 were classified as available for sale.

The following table sets forth the composition of the available-for-sale securities portfolio for the last three years.

	December 31,		
	2003	2002	2001
AVAILABLE-FOR-SALE SECURITIES			
U.S. government agencies	**$ —**	$ 9,087,650	$ 7,846,306
Mortgage-backed securities	**126,843,672**	89,547,303	84,023,498
Obligations of states and political subdivisions	**39,856,431**	38,806,702	30,568,170
Equity securities	**12,520,600**	9,309,800	6,290,750
Total available-for-sale	**$179,220,703**	$146,751,455	$128,728,724

The following table sets forth the maturities and weighted average yields of each category of available-for-sale securities at December 31, 2003 based upon contractual maturities of such securities.

	In One Year or Less		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
AVAILABLE-FOR-SALE SECURITIES								
Mortgage-backed securities	$ —	—%	$ 2,066,586	2.67%	$36,362,461	3.62%	$ 88,414,625	3.37%
Obligations of states and political subdivisions(1)	1,980,795	6.03	12,194,707	4.78	16,586,091	6.18	9,094,838	7.07
Equity securities(2)	—	—	—	—	—	—	12,520,600	6.25
Total available-for-sale	$1,980,795	6.03%	$14,261,293	4.47%	$52,948,552	4.42%	$110,030,063	4.00%

(1) Yield presented on a tax-equivalent basis assuming a tax rate of 34%.

(2) Equity securities have no stated maturity and are, therefore, included in the after 10 year category.

The weighted average yield on the taxable securities portfolio was 3.44% for 2003, compared to 4.67% and 6.30% for 2002 and 2001, respectively. Average taxable securities totaled $125,078,434 in 2003 compared to $99,972,235 and $88,587,493 in 2002 and 2001, respectively.

Average non-taxable securities totaled $34,359,530 in 2003, compared to $35,978,461 and $29,186,073 in 2002 and 2001, respectively. The weighted average tax-equivalent yield on non-taxable securities was 6.21%, 6.34% and 5.89% during 2003, 2002 and 2001, respectively.

The remainder of West Pointe's interest earning assets consists of federal funds sold and interest bearing due from bank balances. Federal funds sold consist of sales of excess funds and generally have a maturity of one day. West Pointe had no federal funds sold at December 31, 2003, 2002 or 2001. West Pointe's interest bearing due from bank balances consist solely of a daily investment deposit account maintained with the Federal Home Loan Bank. This vehicle is used by West Pointe in addition to or as an alternative to federal funds sold. Daily deposits to or withdrawals from the daily investment deposit account are permitted. The interest rate paid on this account is subject to change on a daily basis. Interest bearing due from bank balances totaled $104,775 at December 31, 2003 compared to $11,813,253 at December 31, 2002. The reduced level of interest bearing due from bank balances at December 31, 2003, compared to December 31, 2002, occurred as the majority of these liquid funds were invested in the securities portfolio, which produced a higher yield. Average interest bearing due from bank balances totaled $9,864,786 in 2003, compared to $14,362,079 and $11,753,330 in 2002 and 2001, respectively.

Deposits

West Pointe's deposit base is its primary source of liquidity and consists of deposits originating within the communities served by its banking locations. Deposits are West Pointe's primary and most reliable funding source for interest earning assets.

Total deposits increased 2.8%, or $9,931,047, to $360,920,884 at December 31, 2003, from $350,989,837 at December 31, 2002. Noninterest bearing demand deposit balances increased to $41,470,256 at December 31, 2003 from $40,604,261 at December 31, 2002. The majority of this increase was associated with normal growth of operations. Interest bearing demand deposits increased to $33,945,374 at December 31, 2003 from $29,882,050 at December 31, 2002. Savings and money market deposit account balances increased to $117,100,135 at December 31, 2003 from $103,970,119 at December 31, 2002. The increase in the interest bearing demand deposits and savings and money market deposit account categories occurred as a result of the downward movement in the interest rate environment and uncertainty about the performance of the stock market. Management believes that this negative trend in the stock market led to the movement of balances from equity securities into more liquid savings and money market deposit accounts. Collectively, time deposits of $100,000 or more and time deposits less than $100,000 decreased to $168,405,119 at December 31, 2003 from $176,533,407 at December 31, 2002. The majority of this decrease was related to the lower interest rate environment as customers desired to retain funds in more liquid deposit products. West Pointe management believes that an increasing rate environment could result in customers returning funds to the time deposit product. West Pointe continues to offer competitive pricing of time deposits within its market territory.

The following table sets forth the composition of the deposit portfolio for the periods presented.

	December 31,			
	2003		2002	
	Amount	**Percent**	Amount	Percent
Noninterest bearing demand deposits	**$ 41,470,256**	**11.5%**	$ 40,604,261	11.6%
Interest bearing demand deposits	**33,945,374**	**9.4**	29,882,050	8.5
Savings and money market deposits	**117,100,135**	**32.4**	103,970,119	29.6
Time deposits $100,000 or more	**59,379,919**	**16.5**	59,388,680	16.9
Time deposits less than $100,000	**109,025,200**	**30.2**	117,144,727	33.4
Total deposits	**$360,920,884**	**100.0%**	$350,989,837	100.0%

Average total deposits increased to $358,825,143 for the year ended December 31, 2003 compared to $332,575,791 and $312,201,804 for the years ended December 31, 2002 and December 31, 2001, respectively. The increases in average total deposits resulted primarily from normal growth in operations. The increases in average total deposits also occurred as a result of the negative trends in the stock market. The average rates paid on total deposits were 1.82%, 2.54% and 4.10% for 2003, 2002 and 2001. The lower interest rate environment in 2003 and 2002 coupled with West Pointe's efforts to reduce its cost of funds led to the decline in average rates paid in 2003 and 2002, compared to 2001. Efforts to reduce the cost of funds ultimately contributed to the improved net interest margin in 2002, compared to 2001, as previously described under "*Net Interest Income.*" The further reduction in the cost of funds in 2003, compared to 2002, served to reduce the net interest margin decrease in 2003, compared to 2002.

The following table sets forth the major categories of average deposits and the weighted average interest rates paid on such categories for the last three years.

	December 31,					
	2003		2002		2001	
	Amount	**Rate**	Amount	Rate	Amount	Rate
Noninterest bearing demand deposits	**$ 37,204,297**	**—%**	$ 33,643,601	—%	$ 30,654,408	—%
Interest bearing demand deposits	**33,318,879**	**.47**	28,475,416	.78	33,540,792	2.44
Savings and money market deposits	**116,993,523**	**1.08**	97,785,989	1.71	78,825,862	2.93
Time deposits	**171,308,444**	**2.97**	172,670,785	3.80	169,180,742	5.72
Total deposits	**$358,825,143**	**1.82%**	$332,575,791	2.54%	$312,201,804	4.10%

The following table sets forth the amounts and maturities of time deposits of $100,000 or more at December 31, 2003 and December 31, 2002.

	December 31,	
	2003	2002
3 months or less	**$20,355,983**	$20,303,983
Over 3 through 6 months	**12,577,512**	15,028,781
Over 6 through 12 months	**18,572,931**	13,638,185
Over 12 months	**7,873,493**	10,417,731
Total	**$59,379,919**	$59,388,680

Borrowings

Total borrowings amounted to $29,822,967 at year-end 2003, an increase of $1,593,589 from $28,229,378 at year-end 2002. Total borrowings include repurchase agreements, other short-term borrowings and two forms of Federal Home Loan Bank advances. On an average basis, total borrowings increased to $27,486,763 for 2003 compared to $25,300,747 and $18,106,296 for 2002 and 2001, respectively.

Other short-term borrowings consist of repurchase agreements and a borrowing from an unaffiliated bank. The average balance of other short-term borrowings totaled $22,324,845 for 2003 compared to $20,300,747 and $13,106,296 for 2002 and 2001, respectively. Repurchase agreements serve as an alternative source of funds to deposit funding sources. West Pointe offers two types of repurchase agreements. The first type is a term repurchase agreement, which represents an alternative to short-term certificates of deposit offered to West Pointe's customers. Generally, these types of repurchase agreement have a maturity of less than one year. The second type of repurchase agreement is commonly called a cash management repurchase agreement account. Such accounts involve the daily transfer of excess funds from noninterest bearing deposit accounts into interest bearing cash management repurchase agreement accounts. West Pointe continues to market its cash management product to commercial and individual deposit customers. Although viewed as a borrowing, the cash management repurchase agreement accounts are considered a stable source of funds. The increase in the average balance of other short-term borrowings during 2003 was primarily attributable to both types of repurchase agreements. In addition to repurchase agreements, West Pointe had, at December 31, 2003, another form of short-term borrowing in the amount of $1,237,100. In the fourth quarter of 1999, West Pointe entered into a line of credit with an unaffiliated bank, which provided for borrowings by West Pointe of up to $2,500,000. The line of credit has since been increased to $5,000,000. Initially, West Pointe borrowed $1,837,500 under that line of credit. The original line of credit, which matured on December 7, 2000, has since been renewed and reflects a maturity date of January 7, 2005. The current line of credit bears interest at a rate of 50 basis points under the prime lending rate of another unaffiliated bank. In order to increase its capital base, $1,500,000 of the original borrowing was contributed to the Bank as additional paid in capital. The remaining proceeds from the original borrowing were used to purchase 6,250 shares of West Pointe's common stock from an individual stockholder. At the beginning of 2002, borrowings under the line of credit increased by $274,600. Proceeds from this additional borrowing were used to partially fund the purchase of 11,500 shares of common stock from another stockholder. The purchase of the shares of common stock is reflected as treasury stock in West Pointe's consolidated financial statements. During 2003, West Pointe made principal payments on this borrowing of $300,000. The weighted average rate of interest paid for short-term borrowings was 1.63%, 2.09% and 4.16% in 2003, 2002 and 2001, respectively. The decrease in the weighted average interest rate in 2003 and 2002 was reflective of the lower rate environment.

At year-end 2003, Federal Home Loan Bank advances consisted of one term advance in the amount of $5,000,000 and an overnight advance in the amount of $4,400,000. The overnight advance serves as a funding alternative to federal funds purchased. The Federal Home Loan Bank term advance reflects an interest rate of 5.63% and has a final maturity date of December 13, 2004. The advance is callable on a quarterly basis. The average balance of Federal Home Loan Bank advances totaled $5,161,918 for 2003 compared to $5,000,000 for 2002 and 2001. The average rate paid on these advances totaled 5.57% for 2003 and 5.71% for 2002 and 2001.

The following table sets forth a summary of information pertaining to short-term borrowings for the periods presented.

	December 31,					
	2003		2002		2001	
	Amount	**Rate**	Amount	Rate	Amount	Rate
At December 31:						
Repurchase agreements	**$19,185,867**	**1.31%**	$21,692,278	1.71%	$12,237,129	2.21%
Other	**1,237,100**	**3.50**	1,537,100	3.75	1,487,500	4.25
Federal Home Loan Bank advances(1)	**4,400,000**	**1.21**	—	—	—	—
Total	**$24,822,967**	**1.40%**	$23,229,378	1.85%	$13,724,629	2.43%
For the year ended December 31:						
Average daily balance:						
Federal funds purchased	**$ 58,904**	**1.45%**	$ —	—%	$ 1,096	6.84%
Repurchase agreements	**21,225,179**	**1.48**	18,652,682	1.91	11,539,892	3.83
Other	**1,040,762**	**4.79**	1,648,065	4.16	1,565,308	6.65
Federal Home Loan Bank advances(1)	**161,918**	**1.28**	—	—	—	—
Total	**$22,486,763**	**1.63%**	$20,300,747	2.09%	$13,106,296	4.16%
Maximum month-end balance:						
Repurchase agreements	**$24,832,508**		$23,707,487		$14,915,710	
Other	**1,462,100**		1,762,100		1,637,500	
Federal Home Loan Bank advances(1)	**4,400,000**		—		—	

(1) Includes a $4,400,000 overnight advance and excludes a $5,000,000 term advance.

ASSET QUALITY

West Pointe's asset quality management program, particularly with regard to loans, is designed to analyze potential risk elements and to support the growth of a profitable and high quality loan portfolio. The existing loan portfolio is monitored via West Pointe's loan rating system. The loan rating system is used to determine the adequacy of the allowance for loan losses. West Pointe's loan analysis process proactively identifies, monitors and works with borrowers for whom there are indications of future repayment difficulties.

The following table sets forth a summary of nonperforming assets and related ratios for the periods presented.

	December 31,				
	2003	2002	2001	2000	1999
Nonaccrual loans	**$1,676,187**	$ 796,349	$ 421,662	$159,756	$1,552,319
Accruing loans past due 90 days or more	**598,363**	940,555	370,080	685,344	790,690
Troubled debt restructurings	**—**	—	314,230	—	—
Total nonperforming loans	**2,274,550**	1,736,904	1,105,972	845,100	2,343,009
Foreclosed property	**230,000**	365,000	156,153	128,850	348,792
Total nonperforming assets	**$2,504,550**	$2,101,904	$1,262,125	$973,950	$2,691,801
Nonperforming loans to total loans	**1.05%**	.78%	.55%	.45%	1.35%
Nonperforming assets to total loans and foreclosed property	**1.15%**	.95%	.63%	.51%	1.54%
Nonperforming assets to total assets	**.59%**	.51%	.34%	.29%	.86%

Nonperforming assets increased $402,646 at December 31, 2003 compared to December 31, 2002. This increase was due to an increase in nonaccrual loans, offset by reductions in accruing loans past due 90 days or more and foreclosed property. The increase in nonaccrual loans at December 31, 2003, primarily related to several loans to one borrower. Foreclosed property at December 31, 2003 consisted of one parcel of real estate. Management is in varying stages of workout or liquidation of all nonperforming assets. Management does not anticipate any significant loss upon disposition of the remaining parcel of foreclosed property.

It is the policy of West Pointe to discontinue the accrual of interest on loans when principal or interest is due and has remained unpaid for 90 days or more, unless the loan is well secured and in the process of collection and management has documented reasons why the accrual of interest should continue. Restructured loans generally take the form of an extension of the original repayment period, and/or a reduction or deferral of interest or principal because of deterioration in the financial position of the borrowers. West Pointe would have recorded interest income of $145,558 for 2003 if the loans accounted for as nonaccrual and restructured at year-end 2003, had been current in accordance with their original terms and had been outstanding throughout the period or since origination if held for part of the period. During 2003, $10,271 was included in interest income relating to these loans.

Certain loans may require frequent management attention and are reviewed on a monthly or more frequent basis. Although payments on these loans may be current or less than 90 days past due, the borrowers presently have or have had a history of financial difficulties and management has a concern as to the borrowers' ability to comply with the present loan repayment terms. Management believes such loans present more than the normal risk of collectibility. As such, these loans may result in classification at some future point in time as nonperforming. At December 31, 2003, such loans amounted to approximately $6,179,000.

The following table sets forth information pertaining to West Pointe's provision for loan losses charged to operations, the activity in and an analysis of the allowance for loan losses for the last five years.

	December 31,				
	2003	2002	2001	2000	1999
Balance at beginning of year	**$2,409,446**	$2,224,352	$1,769,693	$1,687,021	$1,342,000
Loans charged off:					
Commercial, financial and agricultural	**834,755**	220,590	192,528	1,056,539	484,565
Real estate:					
Commercial	**38,550**	104,413	7,722	16,966	74,541
Residential	**97,730**	20,610	77,484	112,204	101,815
Total real estate	**136,280**	125,023	85,206	129,170	176,356
Consumer	**77,228**	110,006	91,418	90,501	49,672
Total charge-offs	**1,048,263**	455,619	369,152	1,276,210	710,593
Recoveries of loans previously charged off:					
Commercial, financial and agricultural	**118,114**	26,802	176,843	30,000	9,119
Real estate:					
Commercial	—	7,722	—	—	—
Residential	—	275	150	2,154	—
Total real estate	—	7,997	150	2,154	—
Consumer	**4,842**	5,914	16,818	5,728	28,625
Total recoveries	**122,956**	40,713	193,811	37,882	37,744
Net charge-offs	**925,307**	414,906	175,341	1,238,328	672,849
Provision for loan losses	**1,213,000**	600,000	630,000	1,321,000	1,017,870
Balance at end of year	**$2,697,139**	$2,409,446	$2,224,352	$1,769,693	$1,687,021
Net loan charge-offs as a percent of average total loans	**.42%**	.20%	.09%	.67%	.43%

During 2003, West Pointe recorded net charge-offs of $925,307 compared to net charge-offs of $414,906 in 2002. The increase in 2003 was primarily the result of net charge-offs in the commercial, financial and agricultural segment of the portfolio. Net charge-offs in the commercial, financial and agricultural category totaled $716,641 in 2003 compared to net charge-offs of $193,788 in 2002. Net charge-offs in the real estate category totaled $136,280 in 2003 compared to net charge-offs of $117,026 in 2002. Net charge-offs in the consumer category totaled $72,386 in 2003 compared to net charge-offs of $104,092 in 2002. During 2003, the majority of the increase in net charge-offs in the commercial, financial and agricultural category of the loan portfolio related to two loans to one commercial borrower. During 2003, the majority of the net charge-offs in the real estate category of the loan portfolio related to several loans to one borrower. During 2003, net charge-offs in the consumer category of the loan portfolio related to several borrowers. Net charge-offs as a percent of average total loans increased to .42% in 2003 compared to .20% in 2002.

West Pointe's allowance for loan losses at December 31, 2003, increased 11.9% to $2,697,139 from $2,409,446 at December 31, 2002. The allowance for loan losses is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. The increase at December 31, 2003, was primarily due to the increased level of the provision for loan losses, partially offset by the increase in net charge-offs. The increase in the allowance for loan losses at December 31,

2003, primarily resulted from an increase in nonperforming loans and an increase in historical net charge-offs, which resulted in an increased provision for loan losses in 2003. West Pointe's allowance for loan losses, at December 31, 2003, represented approximately 119% of nonperforming loans compared to 139% at year-end 2002. Management believes that the allowance for loan losses at December 31, 2003 was adequate to absorb probable incurred losses in the loan portfolio. However, past loan loss experience as it relates to current portfolio mix, evaluation of potential losses in the portfolio, subsequent changes in economic conditions and other factors may require changes in the level of the allowance for loan losses.

The following table sets forth the allocation of the allowance for loan losses by loan category and the percent of loans in each category to total loans for the last five years.

	December 31,									
	2003		2002		2001		2000		1999	
	Allowance(1)	**Percent of Loans in each Category to Total Loans**	Allowance(1)	Percent of Loans in each Category to Total Loans	Allowance(1)	Percent of Loans in each Category to Total Loans	Allowance(1)	Percent of Loans in each Category to Total Loans	Allowance(1)	Percent of Loans in each Category to Total Loans
Commercial, financial and agricultural	**$ 981,000**	**25.4%**	$1,210,000	26.9%	$1,280,000	24.2%	$ 900,000	24.2%	$ 395,000	25.5%
Real estate:										
Commercial	**746,000**	**36.7**	249,000	38.5	377,000	37.6	268,000	37.2	490,000	35.2
Residential	**562,000**	**24.1**	486,000	24.1	324,000	27.5	174,000	27.2	471,000	27.0
Construction	**65,000**	**9.0**	31,000	5.2	49,000	4.9	27,000	5.3	49,000	6.4
Total real estate	**1,373,000**	**69.8**	766,000	67.8	750,000	70.0	469,000	69.7	1,010,000	68.6
Consumer	**220,000**	**4.8**	262,000	5.3	151,000	5.8	122,000	6.1	232,000	5.9
Not allocated	**123,000**	**N/A**	171,000	N/A	43,000	N/A	279,000	N/A	50,000	N/A
Total	**$2,697,000**	**100.0%**	$2,409,000	100.0%	$2,224,000	100.0%	$1,770,000	100.0%	$1,687,000	100.0%

N/A — Not applicable

(1) Amounts rounded to nearest thousand.

CAPITAL RESOURCES AND ASSET/LIABILITY MANAGEMENT

Capital

Total stockholders' equity increased $2,191,710 to $30,731,413 at December 31, 2003 from $28,539,703 at December 31, 2002. Net income for 2003 totaled $3,475,937. Accumulated other comprehensive income decreased to $945,767 at December 31, 2003, compared to $2,188,991 at December 31, 2002. This decrease is attributable to securities gains realized during 2003, as well as a decrease in the market value of the remainder of the securities portfolio.

In 2001, the Company adopted a Dividend Reinvestment Plan ("the DRIP"). The DRIP provides holders of the Company's common stock with a convenient method of purchasing additional shares of common stock without fees of any kind by reinvesting Company dividends. Participants in the DRIP also have the option to purchase additional shares of the Company's common stock with cash. These optional cash purchases must be at least $100 and no more than $5,000 per quarterly reinvestment period. The Company has registered 50,000 shares of common stock with the Securities and Exchange Commission in connection with the DRIP. Shareholder participation in the DRIP has met West Pointe's expectations.

Financial institutions are required to maintain ratios of capital to assets in accordance with guidelines promulgated by the federal banking regulators. The guidelines are commonly known as "Risk-Based Guidelines" as they define the capital level requirements of a financial institution based upon the level of credit risk associated with holding various categories of assets. The Risk-Based Guidelines require minimum ratios of Tier 1 and Total capital to risk-weighted assets of 4%

and 8%, respectively. At December 31, 2003, West Pointe's Tier 1 and Total capital ratios were 11.93% and 13.01%, respectively. In addition to the Risk-Based Guidelines, the federal banking agencies have established a minimum leverage ratio guideline for financial institutions (the "Leverage Ratio Guideline"). The Leverage Ratio Guideline provides for a minimum ratio of Tier 1 capital to average assets of 4%. West Pointe's leverage ratio at December 31, 2003, was 7.00%. According to the regulatory guidelines, West Pointe is considered to be "well capitalized." See "Notes to Consolidated Financial Statements — Regulatory Matters" for additional information concerning West Pointe's regulatory capital measures.

Asset/Liability Management

West Pointe's asset/liability strategy is to minimize the sensitivity of its net interest margin as a consequence of changes in interest rates. West Pointe's asset/liability management committee reviews asset and liability repricing in the context of current and possible future interest rate scenarios affecting the economy in its market territory. The asset/liability committee is comprised of executive officers of the Bank representing all major departments of West Pointe.

As assets and liabilities tend to become more rate sensitive, whether due to customer demands or West Pointe's initiatives, it becomes more important that rates earned are matched with rates paid and that repricing dates are matched so the next earning interval will have both components at current rates. Assets and liabilities that mature or are repriced in one year or less are considered in the financial services industry to be "rate sensitive." This means that as rates in the marketplace change, the rates on these assets or liabilities will be impacted soon after. Assuming a reasonably balanced rate sensitivity position, increasing rates will result in more interest income and more interest expense. Conversely, declining rates will result in less interest income and less interest expense.

The following table reflects an analysis of interest earning assets and liabilities, all of which are held other than for trading purposes, at December 31, 2003, allocated over various time frames in which the instruments are subject to repricing.

	Three Months or Less	After Three Months Through Twelve Months	After One Year Through Five Years	After Five Years	Total
Interest earning assets:					
Interest bearing due from banks	$ 104,775	$ —	$ —	$ —	$ 104,775
Securities(1)	3,002,795	6,210,375	142,546,941	27,460,592	179,220,703
Loans(2)	59,046,231	45,387,503	108,594,831	4,065,153	217,093,718
Total interest earning assets	62,153,801	51,597,878	251,141,772	31,525,745	396,419,196
Cumulative interest earning assets	62,153,801	113,751,679	364,893,451	396,419,196	396,419,196
Interest bearing liabilities:					
Interest bearing demand deposits	33,945,374	—	—	—	33,945,374
Money market deposits	44,467,179	—	—	—	44,467,179
Savings deposits	72,632,956	—	—	—	72,632,956
Time deposits $100,000 or more	21,957,087	29,549,339	7,873,493	—	59,379,919
Time deposits less than $100,000	33,010,321	42,455,843	33,553,948	5,088	109,025,200
Repurchase agreements	15,764,898	3,283,398	137,571	—	19,185,867
Other borrowings	1,237,100	—	—	—	1,237,100
Federal Home Loan Bank advances(3)	9,400,000	—	—	—	9,400,000
Total interest bearing liabilities	232,414,915	75,288,580	41,565,012	5,088	349,273,595
Cumulative interest bearing liabilities	232,414,915	307,703,495	349,268,507	349,273,595	349,273,595
Gap analysis:					
Interest sensitivity gap	$(170,261,114)	$ (23,690,702)	$209,576,760	$ 31,520,657	$ 47,145,601
Cumulative interest sensitivity gap	$(170,261,114)	$(193,951,816)	$ 15,624,944	$ 47,145,601	$ 47,145,601
Cumulative gap ratio of interest earning assets to interest bearing liabilities	27%	37%	104%	113%	113%

(1) Equity securities have no stated maturity and are, therefore, included in the "after five years" column. Fixed-rate mortgage-backed securities are reported based upon their projected average lives. Floating rate mortgage-backed securities are reported based upon their next repricing date.

(2) Nonaccrual loans are reported in the "after one year through five years" column.

(3) Federal Home Loan Bank advances consist of a $5,000,000 advance that is callable on a quarterly basis and a $4,400,000 overnight advance.

The Company measures and manages its interest rate risk sensitivity on a regular basis to stabilize earnings in changing interest rate environments. The Company evaluates its interest rate risk sensitivity position to determine that the level of risk is commensurate with the rate of return. The methods used to provide insight into the level of risk exposure indicate that the Company is currently within interest rate risk guidelines set by management and that such risk is at a manageable level. While the Company does have some exposure to changing interest rates, management believes that the Company is positioned to protect earnings throughout changing interest rate environments.

The Company's net interest income is affected by changes in the absolute level of interest rates. The Company's interest rate risk position is liability-sensitive; i.e., liabilities are likely to reprice faster than assets, resulting in a decrease in net interest income in a rising rate environment. Conversely, net interest income should increase in a falling rate environment.

Because the interest rate sensitivity analysis does not encompass other factors which affect interest rate risk, the Company employs the use of a simulation model to measure exposure to changes in interest rates. Modeling techniques encompass contractual maturity, prepayment assumptions covering interest rate increases and decreases and index-driven repricing characteristics. The model projects changes in net interest income over a one-year period should interest rates rise, fall or remain constant. These effects typically are analyzed assuming interest rate increases or decreases of 100 and 200 basis points. The model also incorporates key assumptions including the nature and timing of interest rate levels, changes in deposit levels, prepayments on loans and securities, pricing decisions on loans and deposits and reinvestment/replacement of asset and liability cash flows. While assumptions are developed based upon current economic and local market conditions, we cannot give assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change. The following table presents, as of December 31, 2003, the projected level and change in net interest income assuming interest rate increases of 100 and 200 basis points and a decrease of 100 basis points. Due to the low level of interest rates at December 31, 2003, analyzing the projected level and change in interest income, assuming an interest rate decrease of 200 basis points, is not practical.

Change in rates	Net Interest Income		
	$ Amount(1)	$ Change(1)	% Change
+200 bp	$14,339	$ 923	6.9%
+100 bp	14,570	1,154	8.6
-100 bp	13,684	268	2.0

(1) Amounts rounded to nearest thousand.

For additional information regarding the interest rates applicable to certain of the Company's interest sensitive assets and liabilities, see the discussion of "Results of Operations — Net Interest Income" including the table entitled "Distribution of Average Assets, Liabilities and Stockholders' Equity and Interest Rate Information" at page 6, the discussion of "Financial Condition — Securities" including the table regarding the maturities and weighted average yields of certain securities at page 17, the discussion of "Financial Condition — Deposits" including the table regarding average deposits and the weighted average interest rates paid on such deposits at page 18, the discussion of "Financial Condition — Borrowings" including the table summarizing certain information pertaining to short-term borrowings at page 20. For additional information categorizing certain of the Company's loans as either fixed or variable, see the discussion of "Financial Condition — Loans" including the table regarding "Interest Sensitivity" at page 14. For additional information regarding the fair value of certain of the Company's interest sensitive instruments, see "Fair Value of Financial Instruments" at Note 16 to the Consolidated Financial Statements at page 51.

IMPACT OF ACCOUNTING PRONOUNCEMENTS

Adoption of New Accounting Standards: During 2003, the Company adopted FASB Statement 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, FASB Statement 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities*, FASB Statement 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits*, FASB Interpretation 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, and FASB Interpretation 46, *Consolidation of Variable Interest Entities*. Adoption of the new standards did not materially affect the Company's consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of West Pointe and its subsidiary conform with accounting principles generally accepted in the United States and general practices within the financial services industry. West Pointe's significant accounting policies are described in Note 1 to the Consolidated Financial Statements at page 37. Certain accounting policies require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Management considers such accounting policies to be critical accounting policies. These assumptions and estimates used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the assumptions and estimates made by management, actual results could differ from these assumptions and estimates which could have a material impact on West Pointe's carrying values of assets and liabilities and its results of operations. West Pointe considers its more critical accounting policies to consist of the allowance for loan losses and the estimation of fair value, which are separately discussed below.

Allowance for Loan Losses

The allowance for loan losses represents management's best estimate of probable incurred losses in the loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries. The provision for loan losses reflects management's judgment of the cost associated with credit risks in the loan portfolio. Factors, which influence management's determination of the provision for loan losses, include, among other things, a review of individual loans, size and quality of the loan portfolio, current and projected economic conditions, regulatory guidelines, and historical loan loss experience. Calculation of the allowance for loan losses is a critical accounting estimate due to the significant judgment, estimates and assumptions related to the amount and timing of estimated losses, consideration of current and historical trends and the amount and timing of cash flows related to impaired loans. Changes in the financial condition of individual borrowers, in economic conditions, and in historical loss experience may all affect the required level of the allowance for loan losses and the associated provision for loan losses. Please refer to the section of this report entitled "Asset Quality" and Notes 1 and 5 to the Consolidated Financial Statements at pages 37 and 44 for a detailed description of our estimation processes and methodology related to the allowance for loan losses.

Estimation of Fair Value

Accounting principles generally accepted in the United States require that certain assets and liabilities be carried on the balance sheet at fair value. In addition, the fair value of financial instruments is required to be disclosed as a part of the notes to the consolidated financial statements for assets and liabilities. Fair values are volatile and may be influenced by a number of factors, including market interest rates, prepayment speeds and discount rates. Following is a discussion of the estimation of fair value for West Pointe's more significant financial instrument:

Available for Sale Securities — Fair values for the majority of West Pointe's available for sale securities are based on quoted market prices. In instances where quoted market prices are not available, fair values are based on the quoted prices of similar instruments. Please refer to Note 4 to the Consolidated Financial Statements at page 42 for further discussion of the fair value of financial instruments.

CONTRACTUAL OBLIGATIONS

The Company enters into certain contractual obligations in the ordinary course of operations. The required payments under these contracts represent future cash requirements of the Company. The Company's significant fixed and determinable contractual obligations, as of December 31, 2003, are set forth in the following table:

	Payments Due				
	One Year or Less	After One Year Through Three Years	After Three Years Through Five Years	After Five Years	Total
Time certificates of deposit	$126,972,589	$23,155,908	$18,271,534	$5,088	$168,405,119
Federal Home Loan Bank advances	5,000,000	—	—	—	5,000,000
Other borrowings	1,237,100	—	—	—	1,237,100
Operating leases	47,520	95,040	43,560	—	186,120
Total contractual cash obligations	$133,257,209	$23,250,948	$18,315,094	$5,088	$174,828,339

Please refer to Notes 6, 7, 9 and 10 to the Consolidated Financial Statements at pages 45, 46 and 47 for further discussion of the Company's contractual obligations.

OFF-BALANCE SHEET ARRANGEMENTS

In order to meet the financing needs of its customers, the Company is also a party to certain financial instruments with off-balance sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the Company's consolidated balance sheets.

Unused lines of credit and loan commitments assure a borrower of financing for a specified period of time at a specified rate. The risk to the Company under such commitments is limited to the terms of the contracts. For example, the Company may not be obligated to advance funds if the customer's financial condition deteriorates or if the customer fails to meet specific covenants. An approved, but unfunded, loan commitment represents a potential credit risk once the funds are advanced to the customer. The unused lines of credit and loan commitments also represent a future cash requirement, but this cash requirement will be limited since many commitments are expected to expire or be only partially used.

Stand-by letters of credit represent commitments by the Company to repay a third-party beneficiary when a customer fails to repay a loan or debt instrument. The terms and risk of loss involved in issuing stand-by letters of credit are similar to those involved in issuing loan commitments and extending credit. In addition to credit risk, the letters of credit could present an immediate cash requirement if the obligations require funding.

The following table presents, as of December 31, 2003 and 2002, the Company's significant off-balance sheet commitments.

	December 31, 2003	December 31, 2002
Commitments to originate new loans	**$12,005,700**	$ 3,669,005
Commitments to originate new loans held for sale	**272,000**	2,572,500
Unfunded commitments to extend credit under existing equity, credit card and other lines of credit	**42,770,853**	40,257,018
Letters of credit	**4,806,818**	4,441,759
Commitments to sell loans held for sale	**272,000**	2,572,500

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Interest income	$5,276,889	$5,203,682	$4,940,203	$5,159,714
Interest expense	1,973,509	1,884,652	1,693,414	1,612,645
Net interest income	3,303,380	3,319,030	3,246,789	3,547,069
Provision for loan losses	495,000	195,000	160,000	363,000
Noninterest income	1,471,641	1,288,566	1,081,690	1,103,529
Noninterest expense	3,116,858	3,132,949	3,146,856	3,192,494
Income tax expense	278,800	319,600	236,200	249,000
Net income	$ 884,363	$ 960,047	$ 785,423	$ 846,104
Per common share				
Net income:				
Basic	$ .90	$ .98	$ .80	$ .86
Diluted	.88	.95	.77	.82
Dividends	.12	.14	.14	.14
2002				
Interest income	$5,303,913	$5,578,080	$5,693,589	$5,479,464
Interest expense	2,276,640	2,307,529	2,334,351	2,250,385
Net interest income	3,027,273	3,270,551	3,359,238	3,229,079
Provision for loan losses	150,000	150,000	150,000	150,000
Noninterest income	1,078,315	959,422	999,016	1,130,089
Noninterest expense	2,611,584	2,696,948	2,858,447	3,072,171
Income tax expense	413,000	388,500	366,500	272,400
Net income	$ 931,004	$ 994,525	$ 983,307	$ 864,597
Per common share				
Net income:				
Basic	$ .96	$ 1.02	$ 1.01	$ .89
Diluted	.94	1.00	.99	.86
Dividends	.10	.10	.12	.12

Report of Independent Auditors

Board of Directors
West Pointe Bancorp, Inc.
Belleville, Illinois

We have audited the accompanying consolidated balance sheet of West Pointe Bancorp, Inc. and subsidiary ("the Company") as of December 31, 2003 and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of West Pointe Bancorp, Inc. and subsidiary as of December 31, 2002 and for the years ended December 31, 2002 and 2001, were audited by other auditors whose report dated January 16, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of West Pointe Bancorp, Inc. and subsidiary as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC
Indianapolis, Indiana
February 13, 2004

CONSOLIDATED BALANCE SHEETS

Assets

	December 31, 2003	December 31, 2002
Cash and due from banks	**$ 8,875,108**	$ 10,660,773
Interest bearing due from banks	**104,775**	11,813,253
Cash and cash equivalents	**8,979,883**	22,474,026
Securities:		
Available-for-sale, at fair value	**179,220,703**	146,751,455
Loans	**217,093,718**	221,581,298
Allowance for loan losses	**(2,697,139)**	(2,409,446)
Net loans	**214,396,579**	219,171,852
Bank premises and equipment	**11,914,722**	11,712,031
Cash surrender value of life insurance	**8,374,188**	7,920,073
Accrued interest and other assets	**2,264,366**	3,789,152
Total Assets	**$425,150,441**	$411,818,589

Liabilities and Stockholders' Equity

	2003	2002
Liabilities		
Deposits:		
Noninterest bearing	**$ 41,470,256**	$ 40,604,261
Interest bearing	**319,450,628**	310,385,576
Total deposits	**360,920,884**	350,989,837
Repurchase agreements	**19,185,867**	21,692,278
Other borrowings	**1,237,100**	1,537,100
Federal Home Loan Bank advances	**9,400,000**	5,000,000
Accrued interest and other liabilities	**3,675,177**	4,059,671
Total Liabilities	**394,419,028**	383,278,886
Stockholders' Equity		
Preferred stock, $1 par value — 50,000 shares authorized and unissued	**—**	—
Common stock, $1 par value — 10,000,000 shares authorized; 1,008,698 and 995,835 shares issued at December 31, 2003 and 2002, respectively	**1,008,698**	995,835
Surplus	**13,482,395**	13,005,154
Retained earnings	**15,943,128**	12,998,298
Treasury stock, 17,750 shares	**(648,575)**	(648,575)
Accumulated other comprehensive income	**945,767**	2,188,991
Total Stockholders' Equity	**30,731,413**	28,539,703
Total Liabilities And Stockholders' Equity	**$425,150,441**	$411,818,589

See the accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	For The Years Ended December 31,		
	2003	2002	2001
Interest And Fee Income			
Loans			
Taxable	**$14,518,095**	$15,396,359	$16,611,120
Non-taxable	**177,871**	150,674	81,868
Securities			
Taxable	**4,303,341**	4,670,546	5,579,370
Non-taxable	**1,484,197**	1,616,658	1,280,574
Federal funds sold	**—**	599	55,095
Deposits with banks	**96,984**	220,210	422,254
Total Interest And Fee Income	**20,580,488**	22,055,046	24,030,281
Interest Expense			
Deposits	**6,512,644**	8,459,189	12,812,197
Repurchase agreements	**313,430**	355,796	441,422
Other borrowings	**50,664**	68,510	104,137
Federal Home Loan Bank advances	**287,482**	285,410	285,422
Total Interest Expense	**7,164,220**	9,168,905	13,643,178
Net Interest Income	**13,416,268**	12,886,141	10,387,103
Provision For Loan Losses	**1,213,000**	600,000	630,000
Net Interest Income After Provision For Loan Losses	**12,203,268**	12,286,141	9,757,103
Noninterest Income			
Service charges on deposits	**1,331,403**	1,402,894	1,289,456
Mortgage banking	**865,375**	560,440	307,912
Trust fees	**694,157**	602,528	552,241
Brokerage and insurance services	**331,532**	241,364	220,262
Credit card income	**378,317**	377,031	330,605
Increase in cash surrender value of life insurance	**488,087**	367,202	304,882
Gain on sale of securities, net	**629,318**	340,312	390,469
Other	**227,237**	275,071	285,710
Total Noninterest Income	**4,945,426**	4,166,842	3,681,537
Noninterest Expenses			
Employee compensation and benefits	**6,530,843**	5,669,694	5,030,777
Occupancy, net	**730,497**	764,036	741,577
Furniture and equipment	**679,766**	602,179	555,886
Legal and professional fees	**1,071,471**	732,493	489,209
Data processing	**459,832**	453,237	402,102
Advertising	**399,278**	379,345	325,355
Other	**2,717,470**	2,638,166	2,277,338
Total Noninterest Expenses	**12,589,157**	11,239,150	9,822,244
Income Before Income Taxes	**4,559,537**	5,213,833	3,616,396
Income Tax Expense	**1,083,600**	1,440,400	907,100
Net Income	**$ 3,475,937**	$ 3,773,433	$ 2,709,296
Earnings Per Share — Basic	**$ 3.54**	$ 3.87	$ 2.76
Earnings Per Share — Diluted	**$ 3.42**	$ 3.79	$ 2.73

See the accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For The Years Ended December 31,		
	2003	2002	2001
Net Income	**$ 3,475,937**	$3,773,433	$2,709,296
Other Comprehensive Income, Net Of Tax:			
Unrealized holding gains (losses) on securities available for sale (net of an income tax credit of $522,835 for 2003 and income taxes of $1,297,462 and $468,056 for 2002 2001, respectively)	**(853,047)**	2,116,912	763,670
Less adjustment for realized gains included in net income (net of income taxes of $239,141, $129,319, and $148,378 for 2003, 2002 and 2001, respectively)	**(390,177)**	(210,993)	(242,091)
Other Comprehensive Income (Loss)	**(1,243,224)**	1,905,919	521,579
Comprehensive Income	**$ 2,232,713**	$5,679,352	$3,230,875

See the accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2003, 2002 And 2001

	Preferred Stock		Common Stock				Treasury Stock			
	Shares	Amount	Shares	Amount	Surplus	Retained Earnings	Shares	Amount	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance — January 1, 2001	—	$—	496,230	$ 496,230	$12,752,840	$ 7,787,215	6,250	$(337,500)	$ (238,507)	$20,460,278
Two-For-One Stock Split Effected In The Form Of A 100% Stock Dividend, Net	—	—	490,013	490,013	—	(490,013)	—	—	—	—
Issuance Of Common Stock	—	—	3,356	3,356	46,135	—	—	—	—	49,491
Dividends Paid	—	—	—	—	—	(352,922)	—	—	—	(352,922)
Net Income	—	—	—	—	—	2,709,296	—	—	—	2,709,296
Other Comprehensive Income	—	—	—	—	—	—	—	—	521,579	521,579
Balance — December 31, 2001	—	—	989,599	989,599	12,798,975	9,653,576	6,250	(337,500)	283,072	23,387,722
Purchase Of Treasury Stock	—	—	—	—	—	—	11,500	(311,075)	—	(311,075)
Issuance Of Common Stock	—	—	6,236	6,236	206,179	—	—	—	—	212,415
Dividends Paid	—	—	—	—	—	(428,711)	—	—	—	(428,711)
Net Income	—	—	—	—	—	3,773,433	—	—	—	3,773,433
Other Comprehensive Income	—	—	—	—	—	—	—	—	1,905,919	1,905,919
Balance — December 31, 2002	—	—	995,835	995,835	13,005,154	12,998,298	17,750	(648,575)	2,188,991	28,539,703
Issuance Of Common Stock	—	—	12,863	12,863	477,241	—	—	—	—	490,104
Dividends Paid	—	—	—	—	—	(531,107)	—	—	—	(531,107)
Net Income	—	—	—	—	—	3,475,937	—	—	—	3,475,937
Other Comprehensive Income	—	—	—	—	—	—	—	—	(1,243,224)	(1,243,224)
Balance — December 31, 2003	—	$—	1,008,698	$1,008,698	$13,482,395	$15,943,128	17,750	$(648,575)	$ 945,767	$30,731,413

See the accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,		
	2003	2002	2001
Operating Activities			
Net income	**$ 3,475,937**	$ 3,773,433	$ 2,709,296
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**722,366**	650,977	627,463
Net amortization on securities	**1,321,778**	958,262	53,865
Gain on sale of securities, net	**(629,318)**	(340,312)	(390,469)
Gain on sale of mortgage loans	**(760,876)**	(516,670)	(286,080)
(Gain) loss on sale of real estate acquired by foreclosure	**(23,206)**	(1,471)	1,015
Loss on disposition of bank premises and equipment	**9,895**	—	—
Federal Home Loan Bank stock dividends	**(810,800)**	(347,300)	(169,300)
Provision for loan losses	**1,213,000**	600,000	630,000
Proceeds from sales of mortgage loans held for sale	**49,668,488**	36,902,938	23,066,602
Originations of mortgage loans held for sale	**(46,629,191)**	(37,577,270)	(24,073,470)
Increase in cash surrender value of life insurance policies	**(488,087)**	(367,202)	(304,882)
Increase in other assets and other liabilities, net	**1,801,240**	118,725	1,204,231
Net Cash Provided By Operating Activities	**8,871,226**	3,854,110	3,068,271
Investing Activities			
Decrease in time certificates of deposit	**—**	—	100,000
Proceeds from sales of securities available for sale	**18,088,140**	24,698,994	24,297,775
Proceeds from maturities of securities available for sale	**84,284,016**	39,552,943	70,167,152
Purchases of securities available for sale	**(136,728,264)**	(79,471,256)	(102,978,069)
Net (increase) decrease in loans	**1,180,640**	(20,796,463)	(9,930,038)
Purchases of life insurance policies	**—**	(3,096,860)	—
Proceeds from sales of real estate acquired by foreclosure	**261,418**	187,624	40,259
Purchases of bank premises and equipment	**(934,952)**	(603,195)	(228,662)
Net Cash Used In Investing Activities	**(33,849,002)**	(39,528,213)	(18,531,583)
Financing Activities			
Net increase in noninterest bearing deposits	**865,995**	3,061,876	6,372,759
Net increase in interest bearing deposits	**9,065,052**	25,827,238	13,948,843
Net increase (decrease) in repurchase agreements	**(2,506,411)**	9,455,149	2,428,813
Increase (decrease) in other borrowings	**(300,000)**	49,600	(200,000)
Proceeds from FHLB advances	**4,400,000**	—	—
Proceeds from issuance of common stock	**490,104**	212,415	49,491
Purchase of treasury stock	**—**	(311,075)	—
Dividends paid	**(531,107)**	(428,711)	(352,922)
Net Cash Provided By Financing Activities	**11,483,633**	37,866,492	22,246,984
Net Increase (Decrease) In Cash And Cash Equivalents	**(13,494,143)**	2,192,389	6,783,672
Cash And Cash Equivalents — Beginning Of Year	**22,474,026**	20,281,637	13,497,965
Cash And Cash Equivalents — End Of Year	**$ 8,979,883**	$ 22,474,026	$ 20,281,637
Supplemental Disclosure Of Cash Flow Information			
Interest paid	**$ 7,393,729**	$ 9,424,982	$ 13,975,173
Income taxes paid	**455,000**	1,726,924	406,513
Securities transferred to available for sale	**—**	—	2,821,121
Real estate acquired in settlement of loans	**103,212**	395,000	85,000

See the accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Summary Of Significant Accounting Policies

General

The accompanying consolidated financial statements of West Pointe Bancorp, Inc. ("the Company"), and its wholly-owned subsidiary, West Pointe Bank And Trust Company ("the Bank"), have been prepared in accordance with accounting principles generally accepted in the United States of America and conform to practices prevalent among financial institutions.

The Bank is an Illinois banking organization which operates from five community banking locations in Illinois. The Bank provides a full range of banking services in a single significant business segment, to individual and corporate customers in the St. Louis, Missouri metropolitan area. Substantially all of the Bank's loans, commitments and standby letters of credit have been granted to customers in the Bank's market area. The Bank is subject to intense competition from other financial institutions. The Bank also is subject to the regulations of certain federal and state agencies and undergoes periodic examination by those regulatory authorities.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany balances have been eliminated in consolidation.

Accounting Reclassifications

Certain 2002 and 2001 amounts have been reclassified where appropriate to conform to the consolidated financial statement presentation used in 2003.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change include the determination of the allowance for loan losses, the fair value of financial instruments and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

Cash And Cash Equivalents

For purposes of the consolidated statements of cash flows, noninterest bearing due from bank balances, interest bearing due from bank balances and federal funds sold are considered to be cash equivalents. Net cash flows are reported for customer loan and deposit transactions, as well as for other borrowings.

Securities

The Company currently classifies all securities as available for sale.

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on amortized cost of the specific security, are included in other income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity as other comprehensive income. The Company's restricted equity securities, holdings of Federal Home Loan Bank stock, are carried at cost.

Premiums and discounts are amortized over the lives of the respective securities as an adjustment to yield using a method which approximates level yield. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific-identification method for determining the cost of the securities sold. Securities are written down to fair value when a decline in fair value is not temporary.

Mortgage Loans Held For Sale

Mortgage loans held for sale are carried at the lower of cost or fair value, determined using an aggregate basis. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid and considering a normal servicing rate. Fees received from borrowers to guarantee the funding of mortgage loans held for sale and fees paid to investors to ensure the ultimate sale of such mortgage loans are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is generally discounted at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance For Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Real Estate Acquired By Foreclosure

Real estate acquired by foreclosure is held for sale and is initially recorded on an individual property basis at estimated fair value, less cost to sell, on the date of foreclosure, thus establishing a new cost basis. Subsequent to foreclosure, real estate is periodically evaluated by management and a valuation allowance is established if the estimated fair value, less costs to sell, of the property declines. Subsequent increases in fair value are recorded through a reversal of the valuation allowance, but not below zero. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

Profit on sales of foreclosed real estate is recognized when title has passed, minimum down payment requirements have been met, the terms of any notes received by the Company are such to satisfy continuing payment requirements and the Company is relieved of any requirement for continued involvement in the real estate. Otherwise, recognition of profit is deferred until such criteria are met.

Bank Premises And Equipment

Bank premises and equipment are stated at cost, less accumulated depreciation and amortization computed using straight-line and accelerated methods. The assets are depreciated over the following periods:

Buildings and leasehold improvements	39 years
Furniture and equipment	5-10 years

Cash Surrender Value of Life Insurance

The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Repurchase Agreements

The Company enters into sales of repurchase agreements at a specified date. Such repurchase agreements are considered financing arrangements, and, accordingly, the obligation to repurchase securities sold is reflected as a liability in the consolidated balance sheets. Repurchase agreements are collateralized by securities.

Advertising

Advertising costs are expensed when incurred. Advertising expenses for the years ended December 31, 2003, 2002 and 2001 amounted to $399,278, $379,345 and $325,355, respectively.

Income Taxes

The Company and its subsidiary file a consolidated federal income tax return. Income taxes are accounted for under the asset and liability method. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock Option Plan

The Company has a stock-based employee compensation plan, which is described more fully in Note 13. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

	Year Ended December 31,		
	2003	2002	2001
Net income, as reported	**$3,475,937**	$3,773,433	$2,709,296
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	**(199,036)**	(174,351)	(139,825)
Pro forma net income	**$3,276,901**	$3,599,082	$2,569,471
Earnings per share:			
Basic — as reported	**$ 3.54**	$ 3.87	$ 2.76
Basic — pro forma	**3.33**	3.69	2.62
Diluted — as reported	**3.42**	3.79	2.73
Diluted — pro forma	**3.22**	3.62	2.59

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. The computation of diluted EPS is similar except diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments, such as standby letters of credit, that are considered financial guarantees in accordance with FASB Interpretation No. 45 are recorded at fair value.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Adoption of New Accounting Standards

During 2003, the Company adopted FASB Statement 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, FASB Statement 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities*, FASB Statement 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits*, FASB Interpretation 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, and FASB Interpretation 46, *Consolidation of Variable Interest Entities*. Adoption of the new standards did not materially affect the Company's operating results or financial condition.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. These restrictions pose no practical limit on the ability of the bank or holding company to pay dividends at historical levels.

Operating Segments

While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Long-term Assets

Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

2. Earnings Per Share

The computation of EPS is summarized as follows:

	2003	2002	2001
Basic EPS:			
Net income	**$3,475,937**	$3,773,433	$2,709,296
Weighted average common shares outstanding	**983,281**	974,424	980,513
Basic EPS	**$ 3.54**	$ 3.87	$ 2.76
Diluted EPS:			
Net income	**$3,475,937**	$3,773,433	$2,709,296
Weighted average common shares outstanding	**983,281**	974,424	980,513
Dilutive potential due to stock options	**34,412**	19,978	11,670
Weighted average number of common shares and dilutive potential common shares outstanding	**1,017,693**	994,402	992,183
Diluted EPS	**$ 3.42**	$ 3.79	$ 2.73

3. Restrictions on Cash and Due from Banks

The Company's banking subsidiary is required to maintain cash on hand or on deposit with the Federal Reserve Bank of $5,444,000 and $4,487,000 to meet regulatory reserve and clearing requirements at year-end 2003 and 2002, respectively. These balances do not earn interest.

4. Securities

Available For Sale

The fair value of available-for-sale debt and equity securities and their gross unrealized gains and gross unrealized losses are summarized as follows:

	December 31, 2003		
	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Mortgage-backed securities	$126,843,672	$ 734,520	$(725,303)
Obligations of states and political subdivisions	39,856,431	1,525,410	(9,197)
Total debt securities	166,700,103	2,259,930	(734,500)
Equity securities	12,520,600	—	—
Total securities	$179,220,703	$2,259,930	$(734,500)

	December 31, 2002		
	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government agencies	$ 9,087,650	$ 33,538	$ —
Mortgage-backed securities	89,547,303	2,046,917	(26,026)
Obligations of states and political subdivisions	38,806,702	1,476,201	—
Total debt securities	137,441,655	3,556,656	(26,026)
Equity securities	9,309,800	—	—
Total securities	$146,751,455	$3,556,656	$ (26,026)

Available-for-sale securities with a carrying value of approximately $91,851,000 and $80,587,000 at December 31, 2003 and 2002, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

The fair value of available-for-sale debt securities by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The equity securities have no maturity dates and therefore, have been excluded.

	December 31, 2003
	Fair Value
Due in one year or less	$ 1,980,795
Due after one year through five years	12,194,707
Due after five years through ten years	16,586,091
Due after ten years	9,094,838
Mortgage-backed securities	126,843,672
Total debt securities	$166,700,103

Proceeds from sales of available-for-sale debt securities were $18,088,140, $24,698,994 and $24,297,775 in 2003, 2002 and 2001, respectively.

Gross realized gains and gross realized losses on sales of available-for-sale debt securities are summarized as follows:

	2003	2002	2001
Gross realized gains	**$629,318**	$345,232	$392,275
Gross realized losses	—	(4,920)	(1,806)
	$629,318	$340,312	$390,469

Securities with unrealized losses at year-end 2003, presented by length of time in an unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mortgage-backed securities	$70,119,331	$(725,303)	$—	$—	$70,119,331	$(725,303)
Obligations of states and political subdivisions	2,235,616	(9,197)	—	—	2,235,616	(9,197)
Total temporarily impaired	$72,354,947	$(734,500)	$—	$—	$72,354,947	$(734,500)

5. Loans

Loans consist of:

	2003	2002
Commercial loans	**$ 55,147,337**	$ 59,685,132
Commercial real estate loans	**79,620,879**	85,147,362
Real estate construction loans	**19,489,319**	11,552,620
Residential real estate loans	**52,059,308**	50,812,257
Consumer loans	**10,438,146**	11,766,777
Mortgage loans held for sale	**338,729**	2,617,150
Total loans	**217,093,718**	221,581,298
Less: Allowance for loan losses	**2,697,139**	2,409,446
Net loans	**$214,396,579**	$219,171,852

A summary of activity in the allowance for loan losses follows:

	2003	2002	2001
Balance — beginning of year	**$ 2,409,446**	$2,224,352	$1,769,693
Provision charged to operations	**1,213,000**	600,000	630,000
Charge-offs	**(1,048,263)**	(455,619)	(369,152)
Recoveries	**122,956**	40,713	193,811
Balance — end of year	**$ 2,697,139**	$2,409,446	$2,224,352

The following table lists information related to nonperforming loans:

	2003	2002
Loans on nonaccrual status	**$1,676,187**	$ 796,349
Accruing loans past due 90 days or more	**598,363**	940,555
Total nonperforming loans	**$2,274,550**	$1,736,904
Interest that would have been recognized on nonaccrual loans and troubled debt restructurings in accordance with their original terms	**$ 145,558**	$ 56,362
Actual interest recorded for nonaccrual loans and troubled debt restructurings	**10,271**	49,985

A portion of the allowance for loan losses is allocated to loans deemed impaired. All impaired loans are included in nonperforming loans. Information on these loans and their related allowance for loan losses is as follows:

	2003		2002		2001	
	Recorded Investment	**Valuation Allowance**	Recorded Investment	Valuation Allowance	Recorded Investment	Valuation Allowance
Impaired loans:						
Valuation allowance required	**$1,832,923**	**$470,738**	$1,563,078	$198,711	$1,007,821	$130,641
No valuation allowance required	—	—	—	—	—	—
Total impaired loans	**$1,832,923**	**$470,738**	$1,563,078	$198,711	$1,007,821	$130,641
Average balance of impaired loans during the year	**$1,871,134**		$ 833,376		$ 621,274	
Interest income recognized on impaired loans during the year	**35,084**		130,288		86,502	
Cash basis interest received	**24,674**		114,574		59,803	

6. Bank Premises And Equipment

Bank premises and equipment consist of:

	2003	2002
Land	**$ 1,761,457**	$ 1,546,427
Buildings	**8,859,855**	8,686,080
Leasehold improvements	**683,198**	683,198
Furniture and equipment	**4,461,306**	3,900,139
Automobiles	**77,524**	91,500
Construction in progress	**5,848**	56,209
	15,849,188	14,963,553
Less: Accumulated depreciation and amortization	**3,934,466**	3,251,522
Total bank premises and equipment	**$11,914,722**	$11,712,031

Depreciation and amortization expense for the years ended December 31, 2003, 2002 and 2001 amounted to $722,366, $650,977 and $627,463, respectively.

The Company is obligated under a long-term lease agreement for the Bank's branch location in Columbia, Illinois through November 2007 with four five-year options. The lease provides that the Company may use and occupy the premises only for the purpose of maintaining and operating a branch bank. The lease calls for monthly rental payments of $3,960.

Minimum lease payments at December 31, 2003 are due as follows:

Year	Amount
2004	$ 47,520
2005	47,520
2006	47,520
2007	43,560
	$186,120

Rent expense for the years ended December 31, 2003, 2002 and 2001 amounted to $112,311, $98,261, and $105,077, respectively.

7. Deposits

Deposits consist of:

	2003	2002
Noninterest bearing deposits:		
Demand deposit accounts	**$ 41,470,256**	$ 40,604,261
Interest bearing deposits:		
Demand deposit accounts (NOW)	**33,945,374**	29,882,050
Money market accounts	**44,467,179**	38,934,091
Savings	**72,632,956**	65,036,028
Certificates of deposit, $100,000 and over	**59,379,919**	59,388,680
Other certificates of deposit	**109,025,200**	117,144,727
Total interest bearing deposits	**319,450,628**	310,385,576
Total Deposits	**$ 360,920,884**	$ 350,989,837

The scheduled maturities of time deposits were as follows:

Year	Amount
2004	$126,972,589
2005	15,020,232
2006	8,135,676
2007	14,580,105
2008	3,691,429
2010	5,088
	$168,405,119

8. Repurchase Agreements

Repurchase agreements are treated as financing arrangements and other obligations to repurchase securities sold and are reflected as liabilities in the consolidated balance sheets. The repurchase agreements generally mature within one year. The securities underlying the repurchase agreements were held by a designated safekeeping agent.

The average balance and maximum amount outstanding at any month-end of repurchase agreements for the years ended December 31, 2003, 2002 and 2001 is summarized as follows:

	2003	2002	2001
Average balance outstanding	**$21,225,179**	$18,652,682	$11,539,892
Maximum month-end balance outstanding	**$24,832,508**	$23,707,487	$14,915,710
Average interest rate during the year	**1.48%**	1.91%	3.83%
Weighted average interest rate at year-end	**1.31%**	1.71%	2.21%

9. Other Borrowings

On December 7, 1999, the Company entered into a revolving line of credit with an unaffiliated bank which provides for financing of up to $2,500,000 at a variable rate of interest. The line of credit was payable on demand and has since been increased to $5,000,000. The Company has extended the term of the line of credit such that if no demand for payment is made, any outstanding principal balance is due on January 7, 2004, subsequently extended to January 7, 2005. The line of credit is secured by 350,000 shares of Bank common stock. At December 31, 2003 and 2002, advances on the line of credit totaled $1,237,100 and $1,537,100, respectively, and interest rates were 3.50% and 3.75%, respectively.

10. Federal Home Loan Bank Advances

Advances from the Federal Home Loan Bank of Chicago (FHLB) totaled $9,400,000 and $5,000,000 at December 31, 2003 and 2002, respectively. The advances at December 31, 2003 and 2002 included a $5,000,000 advance entered into by the Company in December 1999. This advance has an interest rate of 5.63% and matures on December 13, 2004. Beginning on December 13, 2000, the FHLB has the right to call the advance in whole or in part on a quarterly basis until it matures. Advances at December 31, 2003 also included an overnight advance in the amount of $4,400,000. The overnight advance serves as a funding alternative to federal funds purchased. Advances from the FHLB are secured by a blanket lien on qualifying first mortgage loans.

11. Income Taxes

The composition of income tax expense (benefit) is as follows:

	2003	2002	2001
Current			
Federal	**$ 590,795**	$ 507,522	$927,291
State	**213,822**	110,414	—
	804,617	617,936	927,291
Deferred			
Federal	**226,413**	822,464	(20,191)
State	**52,570**	—	—
	278,983	822,464	(20,191)
Income tax expense	**$1,083,600**	$1,440,400	$907,100

The components of deferred tax assets and deferred tax liabilities are summarized as follows:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	**$ 714,882**	$ 637,975
Alternative minimum tax credits	**303,432**	337,002
Deferred compensation	**543,956**	377,600
Total deferred tax assets	**1,562,270**	1,352,577
Deferred tax liabilities:		
Depreciation on bank premises and equipment	**(1,518,193)**	(1,349,947)
Accumulated market discount	**(9,227)**	(17,592)
Available-for-sale securities market valuation	**(579,663)**	(1,341,639)
Federal Home Loan Bank stock dividends	**(475,843)**	(212,116)
Other	**(65,068)**	—
Total deferred tax liabilities	**(2,647,994)**	(2,921,294)
Net deferred tax liability	**$(1,085,724)**	$(1,568,717)

As of December 31, 2003, the company had $303,342 of alternative minimum tax credits available to offset future federal income taxes. The credits have no expiration date.

The following is a reconciliation of income tax expense to the amount computed at the federal statutory rate of 34%:

	2003		2002		2001	
	Amount	**%**	Amount	%	Amount	%
Expected tax expense	**$1,550,242**	**34.0**	$1,772,703	34.0	$1,229,575	34.0
Items affecting federal income tax rate:						
State income taxes	**153,024**	**3.4**	72,873	1.4	—	—
Tax-exempt interest	**(518,775)**	**(11.4)**	(536,085)	(10.3)	(381,884)	(10.5)
Other	**(100,891)**	**(2.2)**	130,909	2.5	59,409	1.6
Income tax expense	**$1,083,600**	**23.8**	$1,440,400	27.6	$ 907,100	25.1

12. Employee Benefit Plans

The Company maintains a qualified, noncontributory, trusteed Retirement Savings Plan covering eligible full-time employees. The plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine. The Company is under no obligation to make contributions to the plan. The employees may make voluntary contributions subject to certain limitations. The Board of Directors approved the accrual of a contribution to the Retirement Savings Plan in the amount of $96,000, $84,000, and $72,000 in 2003, 2002 and 2001, respectively.

The Company has available a deferred compensation plan for the Company's Board of Directors. The obligation under the plan is accrued and expensed as it is earned. The expense related to the deferred compensation plan totaled $181,259, $153,813 and $131,708 in 2003, 2002 and 2001, respectively. The deferred compensation accrual is included in other liabilities in the consolidated balance sheets and amounted to $1,020,288 and $839,029 at December 31, 2003, and 2002, respectively.

In 2000, the Company established a deferred compensation plan for the Company's president. In 2002, the Company established deferred compensation plans for several other officers of the Company. The obligation under all of the plans is accrued and expensed as it is earned. The expense related to the deferred compensation plans totaled $228,907, $78,031 and $70,773 in 2003, 2002 and 2001, respectively. The deferred compensation accrual is included in other liabilities in the consolidated balance sheets and amounted to $383,563 and $154,656 at December 31, 2003, and 2002, respectively.

In 2000, the Bank entered into an employment agreement with the Company's chairman of the board. The agreement provides that during his employment and for 15 years thereafter, he will not engage in competition with the Bank, divert any client from the Bank or solicit a Bank employee or otherwise engage in conduct adverse to the Bank. In consideration, the Bank will pay him 50% of his annual base salary, for the calendar year ending prior to termination of employment, for 15 years following termination of his employment. In the event of his death prior to the end of the 15-year payout period, the Bank will pay 50% of his annual base salary to his wife until her death.

13. Stock Option Plan

Options to buy stock are granted to directors, officers and employees under the Company's Stock Option Plan, which provides for the issuance of up to 250,000 shares of common stock to directors and employees in key management positions to encourage such directors and key employees to remain with the Company. Interest in the Plan for each participant vests in five equal installments from the date options are granted. The maximum term of the options is 10 years. Activity within the Plan is summarized as follows:

	2003		2002		2001	
	Number Of Shares	**Weighted Average Exercise Price**	Number Of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
Outstanding at January 1	**135,000**	**$25.70**	135,000	$25.70	78,000	$23.15
Granted	**28,500**	**35.75**	—	—	57,000	29.19
Forfeited	**8,000**	**27.96**	—	—	—	—
Outstanding at December 31	**155,500**	**$27.43**	135,000	$25.70	135,000	$25.70

At December 31, 2003, 2002 and 2001, 80,700, 57,600, and 30,600 stock options were exercisable, respectively.

The following table summarizes information about stock options outstanding at December 31, 2003:

	Outstanding Stock Options			Exercisable Stock Options	
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$20.00 — $22.00	48,000	4.67	$21.00	43,200	$20.89
$27.00 — $27.50	47,330	6.44	$27.22	24,232	$27.17
$30.25 — $35.75	60,170	8.40	$32.72	13,268	$30.25
	155,500	6.67	$27.43	80,700	$24.31

The per share fair values of stock options granted in 2003 and 2001 were estimated on the date of grant at $9.87 and $9.36 respectively, using the Black-Scholes option-pricing model. No stock options were granted in 2002. The following assumptions were used to determine the per share fair value of the stock options granted in 2003 and 2001: dividend yields of 1.1% and 1.3%, respectively; risk-free interest rates of 4.1% and 5.0%, respectively; and estimated lives of 10 years and 7 years, respectively. Volatility of 14% and 0% were assumed for 2003 and 2001, respectively. The pro forma effect of applying SFAS No. 123 on net income and earnings per share is displayed in Note 1.

14. Financial Instruments With Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably, from the position of the Company, since the time the commitment was made. The contract or notional amounts of these instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and financial guarantees written is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include commercial real estate, accounts receivable, inventory, equipment and residential real estate.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support contractual obligations of Bank customers. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

At December 31, 2003 and 2002, the Company's fixed and variable outstanding commitments to extend credit, outstanding standby letters of credit and outstanding commitments to sell loans held for sale as follows:

	2003		2002	
	Fixed	**Variable**	Fixed	Variable
Commitments to originate new loans	**$11,708,700**	**$ 297,000**	$1,995,635	$1,673,370
Commitments to originate new loans held for sale	**135,000**	**137,000**	2,572,500	—
Unfunded commitments to extend credit under existing equity, credit card and other lines of credit	**16,813,264**	**25,957,589**	9,551,197	30,705,821
Letters of credit	**1,474,083**	**3,332,735**	126,324	4,315,435
Commitments to sell loans held for sale	**135,000**	**137,000**	2,572,500	—

The range of interest rates applicable to the fixed rate financial instruments set forth above are as follows:

	2003	2002
Commitments to originate new loans	**4.50%-10.25%**	6.00%-6.75%
Commitments to originate new loans held for sale	**6.25%-6.375%**	4.625%-6.25%
Unfunded commitments to extend credit under existing equity, credit card and other lines of credit	**3.25%-18.00%**	4.25%-18.00%
Letters of credit	**4.00%-7.50%**	6.00%-9.00%
Commitments to sell loans held for sale	**6.25%-6.375%**	4.625%-6.25%

15. Related Party Transactions

Certain executive officers and directors were indebted to the Company for loans in the aggregate amount of $7,859,850 and $7,415,724 at December 31, 2003 and 2002, respectively. Following is a summary of activity for 2003 of loans made by the Company to executive officers and directors or to entities in which such individuals had a beneficial interest.

Balance at January 1, 2003	$ 7,415,724
New loans	4,265,756
Payments received	(3,821,630)
Balance at December 31, 2003	**$ 7,859,850**

Deposits from those parties at December 31, 2003 and 2002 amounted to $1,137,267 and $1,280,547, respectively.

16. Fair Value Of Financial Instruments

The estimated fair values of the Company's financial instruments were as follows:

	December 31, 2003		December 31, 2002	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	**$ 8,979,883**	**$ 8,979,883**	$ 22,474,026	$ 22,474,026
Available for sale securities	**179,220,703**	**179,220,703**	146,751,455	146,751,455
Loans, net	**214,396,579**	**214,789,390**	219,171,852	222,111,658
Interest receivable	**1,659,266**	**1,659,266**	2,086,560	2,086,560
Financial liabilities:				
Deposits	**360,920,884**	**362,892,394**	350,989,837	353,804,385
Repurchase agreements	**19,185,867**	**19,185,867**	21,692,278	21,692,278
Other borrowings	**1,237,100**	**1,237,100**	1,537,100	1,537,100
FHLB advances	**9,400,000**	**9,611,684**	5,000,000	5,372,803
Interest payable	**645,336**	**645,336**	874,845	874,845

The following methods and assumptions were used to estimate fair value of each class of financial instrument listed above:

Cash And Cash Equivalents

Cash and cash equivalents consist of cash and due from banks, interest bearing due from banks, and federal funds sold. The carrying value is considered a reasonable estimate of fair value of these financial instruments due to their short-term nature.

Securities

Fair values are based on quoted market prices or dealer quotes.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. For homogeneous categories of loans, such as mortgage loans held for sale, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

Interest Receivable/Payable

The fair values of interest receivable/payable approximate carrying values due to their short-term nature.

Deposits

The fair value of deposits with no stated maturity, such as noninterest bearing checking accounts, NOW accounts, money market deposit accounts, and savings accounts, is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit, all of which have stated maturities, is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Repurchase Agreements and Other Borrowings

The carrying value is considered a reasonable estimate of fair value of these financial instruments due to original maturities generally not exceeding one year.

FHLB Advances

The fair value of FHLB advances is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently available to the Company for similar terms to maturity.

17. Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2003, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent financial report filed with the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that most recent filing that management believes have changed the institution's category.

The capital amounts and ratios for the Company and the Bank are presented in the table below.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003						
Total capital (to risk-weighted assets):						
Consolidated	$32,482,785	13.01%	$19,970,263	8.00%	NA	NA
Bank	32,839,473	13.16	19,968,975	8.00	$24,961,219	10.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	29,785,646	11.93	9,985,132	4.00	NA	NA
Bank	30,142,334	12.08	9,984,488	4.00	14,976,732	6.00
Tier 1 capital (to average assets):						
Consolidated	29,785,646	7.00	17,024,833	4.00	NA	NA
Bank	30,142,334	7.08	17,024,381	4.00	21,280,476	5.00
As of December 31, 2002						
Total capital (to risk-weighted assets):						
Consolidated	$28,760,158	10.93%	$21,042,198	8.00%	NA	NA
Bank	29,831,601	11.34	21,041,022	8.00	$26,301,278	10.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	26,350,712	10.02	10,521,099	4.00	NA	NA
Bank	27,422,155	10.43	10,520,511	4.00	15,780,767	6.00
Tier 1 capital (to average assets):						
Consolidated	26,350,712	6.49	16,234,677	4.00	NA	NA
Bank	27,422,155	6.76	16,234,016	4.00	20,292,521	5.00

18. Parent Company Financial Information

The following are condensed balance sheets as of December 31, 2003 and 2002 and condensed statements of income and cash flows for the years ended December 31, 2003, 2002 and 2001 for West Pointe Bancorp, Inc. (parent company only):

Condensed Balance Sheets

	2003	2002
Assets		
Cash and due from banks	**$ 874,528**	$ 468,229
Investment in subsidiary	**31,088,101**	29,611,146
Other assets	**16,100**	14,700
Total Assets	**$31,978,729**	$30,094,075
Liabilities And Stockholders' Equity		
Other borrowings	**$ 1,237,100**	$ 1,537,100
Other liabilities	**10,216**	17,272
Stockholders' equity	**30,731,413**	28,539,703
Total Liabilities And Stockholders' Equity	**$31,978,729**	$30,094,075

Condensed Statements of Income

	2003	2002	2001
Distributed income from subsidiary	**$ 882,275**	$ 800,000	$ 655,455
Interest expense	**(49,811)**	(68,510)	(104,062)
Other expense	**(156,906)**	(119,672)	(148,492)
Income before income tax benefit and equity in undistributed income of subsidiary	**675,558**	611,818	402,901
Income tax benefit	**80,200**	73,000	98,000
Income before equity in undistributed income of subsidiary	**755,758**	684,818	500,901
Equity in undistributed income of subsidiary	**2,720,179**	3,088,615	2,208,395
Net income	**$3,475,937**	$3,773,433	$2,709,296

Condensed Statements of Cash Flows

	2003	2002	2001
Cash Flows From Operating Activities			
Net income	**$ 3,475,937**	$ 3,773,433	$ 2,709,296
Equity in undistributed income of subsidiary	**(2,720,179)**	(3,088,615)	(2,208,395)
Other, net	**(8,456)**	1,517	28,808
Net Cash Provided By Operating Activities	**747,302**	686,335	529,709
Cash Flows From Financing Activities			
Proceeds from issuance of common stock	**490,104**	212,415	49,491
Purchase of treasury stock	**—**	(311,075)	—
Dividends paid	**(531,107)**	(428,711)	(352,922)
Increase (decrease) in other borrowings	**(300,000)**	49,600	(200,000)
Net Cash Used In Financing Activities	**(341,003)**	(477,771)	(503,431)
Net Increase In Cash And Cash Equivalents	**406,299**	208,564	26,278
Cash And Cash Equivalents — Beginning Of Year	**468,229**	259,665	233,387
Cash And Cash Equivalents — End Of Year	**$ 874,528**	$ 468,229	$ 259,665



DIRECTORS

Seated, Left to Right:
Jack B. Haydon, Charles G. Kurrus, III, William C. Allison, C.P.A.

Standing, Left to Right:
Harry E. Cruncleton, Wayne W. Weeke, David G. Embry, Terry W. Schaefer, Edward J. Szewczyk, M.D.

WILLIAM C. ALLISON, C.P.A.
Retired Managing Partner,
Allison, Knapp and Siekmann

HARRY E. CRUNCLETON
Chairman of the Board

DAVID G. EMBRY
President, C-Mac, Inc.

JACK B. HAYDON
President, Reese Construction Company

CHARLES G. KURRUS, III
President, Kurrus Funeral Home

TERRY W. SCHAEFER
President and
Chief Executive Officer

EDWARD J. SZEWCZYK, M.D.
Medical Doctor, private practice,
Ophthalmology

WAYNE W. WEEKE
Retired President,
Weeke Wholesale Company



TRUST COMMITTEE

Seated, Left to Right:

Jack B. Haydon, Charles G. Kurrus, III,
William C. Allison, C.P.A., Garrett C. Reuter, Attorney at Law

Standing, Left to Right:

Edward J. Szewczyk, M.D., Robert G. Cady, Wayne W. Weeke,
David G. Embry, Terry W. Schaefer, Harry E. Cruncleton



OFFICERS

HARRY E. CRUNCLETON
Chairman of the Board

TERRY W. SCHAEFER
President and
Chief Executive Officer

BRUCE A. BONE
Executive Vice President and
Chief Financial Officer

ROBERT O. LAKIN
Executive Vice President and
Senior Lending Officer

J. E. CRUNCLETON
Corporate Secretary and
Marketing Director

ROBERT G. CADY
Senior Vice President and
Trust Officer

QUINTEN E. SPIVEY
Senior Vice President and
Trust Officer

ALBERT A. MILLER
Senior Vice
President/Operations

BONNIE M. HETTENHAUSEN
First Vice President/Loans

GEORGE W. OBERNAGEL, III
Vice President and Trust Officer

SHARON L. CLEVELAND
Vice President/Mortgage Loans

M. TODD BERNHARDT
Vice President and
Registered Principal

MELVIN M. EMBRICH
Vice President/Loans

WILLIAM M. METZGER
Vice President/Loans

GLENNON A. ALBERS
Vice President and
Branch Manager

DALE A. HOEPFINGER
Vice President and
Branch Manager

VICKI R. FOSTER
Assistant Vice President and
Branch Manager

KORY A. KUNZE
Assistant Vice President and
Branch Manager

TRACEY J. HARTMANN
Assistant Vice President and
Trust Officer

DEBORAH M. LEHMKUHL
Assistant Vice President/
Mortgage Loans

JACQUELINE LEMMON
Assistant Vice President/Loans

RICHARD G. PIPER
Assistant Vice President/Loans

DEBRA S. STEHL
Assistant Vice President/
Loan Operations

KATHLEEN A. CHRISTOPHER
Assistant Vice President/
Human Resource Director

MOLLY M. WATKINS
Assistant Vice President/
Operations

KIMBERLY A. STEPHENS
Assistant Vice President/
Information Technology

RITA M. POETTKER
Mortgage Loan Officer

CYNTHIA L. HEGGEMEIER
Senior Credit Analyst

RAMONA L. GEBAUER
Compliance Officer and
Internal Auditor

PATRICIA A. HOFFMANN
Controller

JEANNE M. DALMAN
Operations Officer

LAURA A. SNODGRASS
Loan Operations Officer

ROSE MARIE FITZGERALD
Advantage Pointe Club Director

SHELIA B. GLENN
Executive Administrative
Assistant



ADVANTAGE POINTE ADVISORY BOARD

Seated, Left to Right:
Edward Blake, Sr., Maurice Bone, Attorney at Law

Standing, Left to Right:
Rose Marie Fitzgerald, Director, Donald Jerome, M.D.,
Theodore Bryan, M.D., Rena Murphy, Fern Hettenhausen,
Milton Smith, Janet Bouffard, William James, III

Not pictured:
Mardell Chadwick, Virginia Frieze, Arlette Lokken

(This page intentionally left blank)

Stockholder Information

CORPORATE HEADQUARTERS

5701 West Main Street
Belleville, IL 62226
(618) 234-5700

ANNUAL MEETING

Wednesday, April 14, 2004
10:00 A.M.
St. Clair Country Club
South 78th Street
Belleville, IL 62223

INDEPENDENT AUDITORS

Crowe Chizek and Company LLC
3815 River Crossing Parkway
Suite 300
Indianapolis, IN 46240

TRANSFER AGENT

Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, IL 60606-6905

GENERAL INQUIRIES AND REPORTS

A copy of the Company's 2003 Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained without charge by written request of shareholders to:
Harry Cruncleton, Chairman
West Pointe Bancorp, Inc.
5701 West Main Street
Belleville, IL 62226

FDIC Disclaimer

This Annual Report has not been reviewed, or confirmed for accuracy or relevance, by the FDIC.

WEST POINTE BANCORP, INC.



CORPORATE HEADQUARTERS



EAST BELLEVILLE



SWANSEA



COLUMBIA



DUPO

5701 WEST MAIN STREET • BELLEVILLE, ILLINOIS
2020 NORTH BELT EAST • BELLEVILLE, ILLINOIS
4101 NORTH ILLINOIS STREET • SWANSEA, ILLINOIS
995 COLUMBIA CENTER • COLUMBIA, ILLINOIS
107 NORTH SECOND STREET • DUPO, ILLINOIS

EQUAL HOUSING LENDER

(618) 234-5700

www.westpointebank.com

MEMBER FDIC